UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE SIX MONTHS ENDED JUNE 30, 2014

Commission File Number

Aegon N.V.

(Translation of registrant’s name into English)

Aegonplein 50

P.O. Box 85

2501 CB The Hague

the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

The financial statements, notes thereto and Operating and Financial Review and Prospects of Aegon N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in Aegon’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 333-197169, 333-178225, 333-178224, 333-174878, 333-155858, 333-155857, and 333-150786) and on Form S-8 (Nos 333-196156, 333-183176, 333-157843, 333-151984, 333-151983, 333-150774, 333-144175, 333-144174, 333-138210, 333-132841, 333-132839, and 333-129662).

Item 1: Interim Financial Statements

Condensed consolidated income statement for the six months ended June 30, 2014 and June 30, 2013

Condensed consolidated statement of comprehensive income for the six months ended June 30, 2014 and June 30, 2013

Condensed consolidated statement of financial position at June 30, 2014 and December 31, 2013

Condensed consolidated statement of changes in equity for the six months ended June 30, 2014 and June 30, 2013

Condensed consolidated cash flow statement for the six months ended June 30, 2014 and June 30, 2013

Notes to the condensed consolidated interim financial statements

Item 2: Operating and financial review and prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: August 14, 2014

/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

Unaudited	Page 1

Exhibit 99.1

Page 2	Unaudited

Condensed consolidated income statement

EUR millions	Notes	YTD 2014	YTD 2013

Premium income	4	9,625	11,214
Investment income	5	4,088	4,061
Fee and commission income		953	967
Other revenues		3	4
Total revenues		14,669	16,246
Income from reinsurance ceded		1,443	1,364
Results from financial transactions	6	6,397	5,416
Other income		12	196
Total income		22,520	23,222

Benefits and expenses	7	21,708	22,183
Impairment charges / (reversals)	8	16	74
Interest charges and related fees		182	186
Other charges		6	117
Total charges		21,912	22,560

Share in net result of joint ventures		20	(3)
Share in net result of associates		16	14
Income before tax		644	673
Income tax (expense) / benefit		(122)	(100)
Net income		522	573

Net income attributable to:
Equity holders of Aegon N.V.		522	572
Non-controlling interests		-	1

Earnings per share (EUR per share)	14
Basic earnings per common share		0.21	0.21
Basic earnings per common share B		0.01	0.01
Diluted earnings per common share		0.21	0.21
Diluted earnings per common share B		0.01	0.01

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	Page 3

Condensed consolidated statement of comprehensive income
EUR millions	YTD 2014	YTD 2013

Net income	522	573

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(2)	1
Remeasurements of defined benefit plans	(443)	289
Income tax relating to items that will not be reclassified	125	(109)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	3,312	(2,920)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(319)	(157)
Changes in cash flow hedging reserve	380	(311)
Movement in foreign currency translation and net foreign investment hedging reserve	173	19
Equity movements of joint ventures	12	(6)
Equity movements of associates	6	7
Income tax relating to items that may be reclassified	(988)	992
Other	(5)	(3)
Other comprehensive income for the period	2,252	(2,198)
Total comprehensive income	2,774	(1,625)

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	2,775	(1,623)
Non-controlling interests	(1)	(2)

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Page 4	Unaudited

Condensed consolidated statement of financial position
		Jun. 30, 2014	Dec. 31, 2013
EUR millions	Notes

Assets
Intangible assets		2,128	2,272
Investments	9	142,127	135,533
Investments for account of policyholders	10	174,590	165,032
Derivatives	11	19,937	13,531
Investments in joint ventures		1,429	1,426
Investments in associates		501	470
Reinsurance assets		9,760	10,344
Deferred expenses	13	9,931	10,006
Other assets and receivables		7,614	7,555
Cash and cash equivalents		7,850	5,691
Total assets		375,868	351,860

Equity and liabilities
Shareholders’ equity		20,204	17,694
Other equity instruments	15	3,811	5,015
Issued capital and reserves attributable to equity holders of Aegon N.V.		24,015	22,709
Non-controlling interests		9	10
Group equity		24,024	22,719

Trust pass-through securities		125	135
Subordinated borrowings	16	739	44
Insurance contracts		104,614	101,769
Insurance contracts for account of policyholders		90,957	84,311
Investment contracts		13,934	14,545
Investment contracts for account of policyholders		85,917	82,608
Derivatives	11	17,532	11,838
Borrowings	17	13,441	12,020
Other liabilities		24,584	21,871
Total liabilities		351,844	329,141
Total equity and liabilities		375,868	351,860

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	Page 5

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2014

At beginning of year	8,701	8,455	3,023	(706)	(1,778)	5,015	22,709	10	22,719

Net income recognized in the income statement	-	522	-	-	-	-	522	-	522

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(2)	-	-	-	(2)	-	(2)
Remeasurements of defined benefit plans	-	-	-	(443)	-	-	(443)	-	(443)
Income tax relating to items that will not be reclassified	-	-	1	125	-	-	125	-	125

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,312	-	-	-	3,312	-	3,312
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(319)	-	-	-	(319)	-	(319)
Changes in cash flow hedging reserve	-	-	380	-	-	-	380	-	380
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(10)	183	-	173	-	173
Equity movements of joint ventures	-	-	-	-	12	-	12	-	12
Equity movements of associates	-	-	-	-	6	-	6	-	6
Income tax relating to items that may be reclassified	-	-	(985)	-	(3)	-	(988)	-	(988)
Other	-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income	-	(4)	2,387	(328)	198	-	2,253	(1)	2,252
Total comprehensive income/ (loss) for 2014	-	518	2,387	(328)	198	-	2,775	(1)	2,774

Issuance and purchase of treasury shares	-	(65)	-	-	-	-	(65)	-	(65)
Other equity instruments redeemed	-	15	-	-	-	(1,184)	(1,169)	-	(1,169)
Dividends paid on common shares	-	(138)	-	-	-	-	(138)	-	(138)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(72)	-	-	-	-	(72)	-	(72)
Share options and incentive plans	-	7	-	-	-	(20)	(13)	-	(13)
At end of period	8,701	8,709	5,410	(1,034)	(1,581)	3,811	24,015	9	24,024

Six months ended June 30, 2013

At beginning of year (as previously stated)	9,099	10,407	6,073	(1,085)	(1,045)	5,018	28,467	13	28,480

Changes in accounting policies relating to deferred policy acquisition costs	-	(1,472)	43	-	(58)	-	(1,487)	-	(1,487)
Changes in accounting policies relating to policy longevity methodology	-	(925)	-	-	-	-	(925)	-	(925)

At beginning of year, restated	9,099	8,010	6,116	(1,085)	(1,103)	5,018	26,055	13	26,068

Net income recognized in the income statement	-	572	-	-	-	-	572	1	573

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	289	-	-	289	-	289
Income tax relating to items that will not be reclassified	-	-	-	(109)	-	-	(109)	-	(109)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(2,920)	-	-	-	(2,920)	-	(2,920)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(157)	-	-	-	(157)	-	(157)
Changes in cash flow hedging reserve	-	-	(311)	-	-	-	(311)	-	(311)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	2	17	-	19	-	19
Equity movements of joint ventures	-	-	-	-	(6)	-	(6)	-	(6)
Equity movements of associates	-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified	-	-	1,018	-	(26)	-	992	-	992
Transfer from / to other headings	-	(1)	1	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	(3)	(3)
Total other comprehensive income	-	(1)	(2,368)	182	(8)	-	(2,195)	(3)	(2,198)
Total comprehensive income / (loss) for 2013	-	571	(2,368)	182	(8)	-	(1,623)	(2)	(1,625)

Shares issued	2	-	-	-	-	-	2	-	2
Issuance and purchase of treasury shares	-	31	-	-	-	-	31	-	31
Dividends paid on common shares	-	(113)	-	-	-	-	(113)	-	(113)
Preferred dividend	-	(83)	-	-	-	-	(83)	-	(83)
Coupons on non-cumulative subordinated notes	-	(9)	-	-	-	-	(9)	-	(9)
Coupons on perpetual securities	-	(60)	-	-	-	-	(60)	-	(60)
Share options and incentive plans	-	27	-	-	-	(28)	(1)	-	(1)
Repurchased and sold own shares	(400)	(1)	-	-	-	-	(401)	-	(401)
At end of period	8,701	8,373	3,748	(903)	(1,111)	4,990	23,798	11	23,809

[1]	For a breakdown of share capital please refer to note 14.
[2]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Page 6	Unaudited

Condensed consolidated cash flow statement
EUR millions	Q2 2014	Q2 2013

Cash flow from operating activities	1,555	(732)

Purchases and disposals of intangible assets	(18)	(16)
Purchases and disposals of equipment and other assets	(27)	(26)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	27	151
Cash flow from investing activities	(18)	109

Issuance and purchase of treasury shares	(38)	33
Dividends paid	(138)	(196)
Repurchased and sold own shares	-	(401)
Issuances, repurchases and coupons of perpetuals	(1,265)	(80)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(15)	(12)
Issuances and repayments of borrowings	1,788	(255)
Cash flow from financing activities	331	(911)

Net increase / (decrease) in cash and cash equivalents	1,868	(1,534)
Net cash and cash equivalents at January 1	5,652	9,497
Effects of changes in foreign exchange rates	34	(17)
Net cash and cash equivalents at end of period	7,554	7,946
Cash and cash equivalents	7,850	8,069
Bank overdrafts	(296)	(123)
Net cash and cash equivalents	7,554	7,946

Unaudited	Page 7

Notes to the Condensed Consolidated Interim Financial Statements of Aegon N.V. (unaudited)

In million EUR, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or “the company”) and its consolidated subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs nearly 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2014, have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2013 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2013 and together with Aegon’s 2013 Supplemental Annual Report on Form 6-K which reflects the impact of the voluntary changes in accounting policies that were made by Aegon effective January 1, 2014. The disclosures provided in note 2.1 and 2.2 of this report also disclose the impact of these voluntary changes in accounting policies. Aegon’s Annual Report on Form 20-F for 2013 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2014, were approved by the Executive Board on August 13, 2014.

The condensed consolidated interim financial statements are presented in euro and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Other than for SEC reporting, Aegon prepares its Condensed Consolidated Interim Financial Statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’

Page 8	Unaudited

version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared to those indicated in this Condensed Consolidated Interim Financial Statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ Equity		Net income six month ended
EUR millions	30 June 2014	30 June 2013	30 June 2014	30 June 2013
In accordance with IFRS	20,204	18,808	522	573
Adjustment of EU ‘IAS 39’ carve out	120	(70)	275	(145)
Tax effect of the adjustment	-	-	(62)	36
Effect of the adjustment after tax	120	(70)	213	(109)
In accordance with IFRS-EU	20,325	18,738	735	464

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2013 consolidated financial statements, except for the newly applied accounting policies as described in note 2.1 and 2.2.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2014:

t	IFRS 10 Consolidated Financial Statements – Amendment Investment Entities;
t	IAS 36 Impairment of Assets – Recoverable Amounts Disclosures for Non-Financial Assets; and
t	IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended June 30, 2014.

For a complete overview of IFRS standards, published before January 1, 2014, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report on Form 20-F for 2013.

Taxes

Taxes on income for the six months interim period, ending June 30, 2014, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

Unaudited	Page 9

In preparing the Condensed Consolidated Interim Financial Statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2014	1	EUR	1.3692	0.8008
December 31, 2013	1	EUR	1.3780	0.8320

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2014	1	EUR	1.3704	0.8212
Six months ended June 30, 2013	1	EUR	1.3124	0.8502

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

2.1 Voluntary changes in accounting policies

Aegon adopted voluntary changes in accounting policies, effective January 1, 2014, which are applied retrospectively for all periods presented in this document, both in the main schedules and the associated footnotes. Changes to these policies relate to deferred policy acquisition costs and how Aegon accounts for longevity trends in the Netherlands. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon adopted a single group-wide accounting policy for deferred policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, entities were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon eliminates this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information.

Page 10	Unaudited

IFRS 4 neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (Exposure Draft). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in U.S. GAAP (ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

Longevity reserving

As of January 1, 2014, Aegon amended its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. The change will also increase alignment with market pricing of longevity risk. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Mortality tables will be updated annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands considered realized mortalities based on retrospective mortality tables.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

Unaudited	Page 11

2.2 Impact of voluntary changes in accounting policies

Impact of voluntary changes in accounting policies on consolidated income statement
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)

		Deferred policy acquisition costs	Longevity reserving
EUR millions

Benefits and expenses	22,200	36	(53)	22,183

Income tax (expense) / benefit	(100)	11	(11)	(100)

Net effect		(25)	42

Earnings per share (EUR per share)
Basic earnings per common share	0.20	-	0.01	0.21
Basic earnings per common share B	0.01	-	-	0.01
Diluted earnings per common share	0.20	-	0.01	0.21
Diluted earnings per common share B	0.01	-	-	0.01

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	555	(25)	42	572
Preferred dividend	(83)	-	-	(83)
Coupons on other equity instruments	(69)	-	-	(69)
Earnings attributable to common shareholders	403	(25)	42	420

Weighted average number of common shares outstanding (in million)	1,978	-	-	1,978
Weighted average number of common shares B outstanding (in million)	150	-	-	150

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)

		Deferred policy acquisition costs	Longevity reserving
EUR millions

Net income	556	(25)	42	573

Gains / (losses) on revaluation of available-for-sale investments	(2,890)	(30)	-	(2,920)
Movement in foreign currency translation and net foreign investment hedging reserves	(29)	48	-	19
Income tax relating to items that may be reclassified	981	11	-	992
Net effect other comprehensive income for the period		29	-
Net effect comprehensive income		4	42

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	(1,669)	4	42	(1,623)
Non-controlling interests	(2)	-	-	(2)

Page 12	Unaudited

Impact of changes in accounting policies on the consolidated statement of financial position
	December 31, 2013 1)	Change in accounting policy		Reclassification 2)	December 31, 2013 (restated)

		Deferred policy acquisition costs	Longevity reserving
EUR millions

Assets
Intangible assets	2,246	26	-	-	2,272
Investments in joint ventures	1,427	(1)	-	-	1,426
Reinsurance assets	10,345	(2)	-	-	10,344
Deferred tax assets	37	2	-	125	164
Deferred expenses	12,040	(2,035)	-	-	10,006

Equity and liabilities
Shareholders’ equity	20,059	(1,533)	(832)	-	17,694

Insurance contracts	100,642	54	1,073	-	101,769
Deferred tax liabilities	2,304	(531)	(241)	125	1,657

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 19, 2014.
[2]	As a result of the voluntary accounting changes the balance of the Dutch tax group as at December 31, 2013 changed from a deferred tax liability to a deferred tax asset.

Impact of voluntary changes in accounting policies on consolidated statement of changes in equity
	December 31, 2013 1)	Change in accounting policy		December 31, 2013 (restated)

		Deferred policy acquisition costs	Longevity reserving
EUR millions

Share capital	8,701	-	-	8,701
Retained earnings	10,843	(1,557)	(832)	8,455
Revaluation reserves	2,998	26	-	3,023
Remeasurement of defined benefit plans	(706)	-	-	(706)
Other reserves	(1,777)	(1)	-	(1,778)
Shareholders’ equity	20,059	(1,533)	(832)	17,694

[1]	As reported in Aegon’s Annual Report on Form 20-F dated March 19, 2014.

Unaudited	Page 13

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2014

Underlying earnings before tax geographically	633	259	58	123	(63)	1	1,012	(8)	1,004
Fair value items	(167)	(443)	(16)	8	(36)	-	(654)	5	(649)
Realized gains / (losses) on investments	60	131	113	4	-	-	308	(1)	306
Impairment charges	(12)	(9)	-	(24)	-	-	(45)	-	(45)
Impairment reversals	31	4	-	-	-	-	35	-	35
Other income / (charges)	(8)	(8)	(2)	(1)	(1)	-	(20)	(1)	(21)
Run-off businesses	13	-	-	-	-	-	13	-	13
Income before tax	550	(65)	154	109	(101)	1	649	(5)	644
Income tax (expense) / benefit	(115)	26	(36)	(32)	29	-	(127)	5	(122)
Net income	435	(38)	118	77	(71)	1	522	-	522
Inter-segment underlying earnings	(83)	(29)	(28)	130	10

Revenues
Life insurance gross premiums	3,026	2,039	2,391	859	1	(36)	8,280	(173)	8,107
Accident and health insurance	871	170	29	90	2	(2)	1,160	(9)	1,151
General insurance	-	290	-	114	-	-	404	(38)	367
Total gross premiums	3,897	2,498	2,420	1,064	3	(38)	9,844	(220)	9,625
Investment income	1,601	1,320	1,072	113	158	(156)	4,108	(20)	4,088
Fee and commission income	641	158	20	290	-	(113)	995	(42)	953
Other revenues	1	-	-	1	2	-	4	(1)	3
Total revenues	6,140	3,976	3,512	1,468	163	(308)	14,952	(283)	14,669
Inter-segment revenues	8	-	-	141	159

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2013

Underlying earnings before tax geographically	648	216	45	109	(72)	(1)	945	(24)	921
Fair value items	(388)	36	(3)	(11)	(54)	-	(420)	28	(392)
Realized gains / (losses) on investments	75	86	29	3	-	-	193	(1)	192
Impairment charges	(56)	(22)	(16)	(6)	-	-	(100)	-	(100)
Impairment reversals	25	-	-	-	-	-	25	-	25
Other income / (charges)	(6)	(27)	(46)	102	-	-	23	(1)	22
Run-off businesses	5	-	-	-	-	-	5	-	5
Income before tax	303	289	9	197	(126)	(1)	671	2	673
Income tax (expense) / benefit	(43)	(57)	1	(28)	29	-	(98)	(2)	(100)
Net income	260	232	10	169	(97)	(1)	573	-	573
Inter-segment underlying earnings	(89)	(28)	(29)	131	15

Revenues
Life insurance gross premiums	3,091	2,631	3,546	719	1	(38)	9,950	(245)	9,705
Accident and health insurance	896	172	-	95	4	(4)	1,163	(8)	1,155
General insurance	-	278	-	82	-	-	360	(6)	354
Total gross premiums	3,987	3,081	3,546	896	5	(42)	11,473	(259)	11,214
Investment income	1,696	1,097	1,182	125	171	(172)	4,099	(38)	4,061
Fee and commission income	628	163	56	275	-	(121)	1,001	(34)	967
Other revenues	3	-	-	1	2	-	6	(2)	4
Total revenues	6,314	4,341	4,784	1,297	178	(335)	16,579	(333)	16,246
Inter-segment revenues	10	-	1	149	175

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is

Page 14	Unaudited

no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Underlying earnings reflect our profit from underlying business operations and exclude components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Below we describe items that are excluded from underlying earnings.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (“DPAC”) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

Unaudited	Page 15

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (“FVTPL”). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios at amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico are reported on an underlying earnings basis.

Page 16	Unaudited

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS-basis.

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	June 30, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,122	97	Shares	1,550	270	121	25	67	(1)	2,031
81,357	9,036	Debt securities	59,419	20,867	11,284	3,373	-	-	94,943
10,940	-	Loans	7,990	25,983	-	487	10	-	34,471
11,327	352	Other financial assets	8,273	320	440	36	105	-	9,173
972	-	Investments in real estate	710	798	-	2	-	-	1,510
106,717	9,485	Investments general account	77,941	48,237	11,844	3,923	181	(1)	142,127
1,779	12,683	Shares	1,300	9,070	15,838	361	-	(10)	26,559
6,426	9,262	Debt securities	4,694	17,959	11,566	278	-	-	34,497
101,280	22,087	Unconsolidated investment funds	73,970	-	27,581	6,056	-	-	107,608
381	3,368	Other financial assets	278	393	4,206	14	-	-	4,892
-	828	Investments in real estate	-	-	1,035	-	-	-	1,035
109,867	48,229	Investments for account of policyholders	80,242	27,422	60,226	6,710	-	(10)	174,590

216,584	57,714	Investments on balance sheet	158,183	75,660	72,071	10,633	181	(11)	316,717
167,588	331	Off balance sheet investments third parties	122,398	920	414	62,813	-	-	186,545
384,172	58,046	Total revenue generating investments	280,582	76,579	72,485	73,446	181	(11)	503,262

		Investments
88,400	9,340	Available-for-sale	64,564	20,792	11,663	3,391	10	-	100,419
10,940	-	Loans	7,990	25,983	-	487	10	-	34,471
116,272	47,546	Financial assets at fair value through profit or loss	84,919	28,086	59,373	6,754	162	(11)	179,284
972	828	Investments in real estate	710	798	1,035	2	-	-	2,544
216,584	57,714	Total investments on balance sheet	158,183	75,660	72,071	10,633	181	(11)	316,717

13	-	Investments in joint ventures	10	788	-	631	-	-	1,429
121	17	Investments in associates	88	19	21	371	2	-	501
30,078	4,150	Other assets	21,967	25,124	5,182	3,006	34,430	32,489	57,220
246,796	61,881	Consolidated total assets	180,249	101,590	77,274	14,641	34,734	(32,621)	375,868

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	December 31, 2013	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,007	46	Shares	1,456	447	55	45	36	(2)	2,036
78,719	8,719	Debt securities	57,125	19,095	10,479	2,812	-	-	89,511
11,289	1	Loans	8,192	24,832	1	508	-	-	33,533
11,418	173	Other financial assets	8,286	293	208	30	103	-	8,920
993	-	Investments in real estate	721	810	-	1	-	-	1,532
104,425	8,938	Investments general account	75,780	45,478	10,743	3,396	139	(2)	135,533
1,804	12,792	Shares	1,309	8,450	15,375	297	-	(8)	25,423
6,675	9,643	Debt securities	4,844	16,791	11,590	307	-	-	33,531
94,950	21,776	Unconsolidated investment funds	68,905	-	26,173	5,744	-	-	100,822
230	3,062	Other financial assets	167	405	3,680	9	-	-	4,261
-	828	Investments in real estate	-	-	996	-	-	-	996
103,659	48,101	Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

208,084	57,039	Investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566
155,179	239	Off balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
363,262	57,277	Total revenue generating investments	263,616	72,117	68,843	70,705	139	(10)	475,409

		Investments
86,347	8,892	Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
11,289	1	Loans	8,192	24,832	1	508	-	-	33,533
109,455	47,318	Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
993	828	Investments in real estate	721	810	996	1	-	-	2,528
208,084	57,039	Total investments on balance sheet	151,004	71,123	68,556	9,754	139	(10)	300,566

-	-	Investments in joint ventures	-	819	-	607	0	-	1,426
112	16	Investments in associates	81	19	20	350	1	-	470
31,112	4,227	Other assets	22,577	17,036	5,080	2,936	29,962	(28,196)	49,399
239,307	61,282	Consolidated total assets	173,663	88,997	73,656	13,647	30,102	(28,206)	351,860

Unaudited	Page 17

4. Premium income and premium to reinsurers

EUR millions	YTD 2014	YTD 2013

Gross
Life	8,107	9,705
Non-life	1,518	1,509
Total	9,625	11,214

Reinsurance
Life	1,319	1,365
Non-life	152	182
Total	1,471	1,547

5. Investment income

EUR millions	YTD 2014	YTD 2013

Interest income	3,379	3,396
Dividend income	642	606
Rental income	67	59
Total investment income	4,088	4,061

Investment income related to general account	2,801	2,797
Investment income for account of policyholders	1,287	1,264
Total	4,088	4,061

6. Results from financial transactions

EUR millions	YTD 2014	YTD 2013

Net fair value change of general account financial investments at FVTPL other than derivatives	161	123
Realized gains and (losses) on financial investments	307	188
Gains and (losses) on investments in real estate	(14)	(26)
Net fair value change of derivatives	60	(334)
Net fair value change on for account of policyholder financial assets at FVTPL	5,867	5,462
Net fair value change on investments in real estate for account of policyholders	28	(33)
Net foreign currency gains and (losses)	(12)	4
Net fair value change on borrowings and other financial liabilities	(4)	33
Realized gains and (losses) on repurchased debt	3	(1)
Total	6,397	5,416

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

Page 18	Unaudited

7. Benefits and expenses

EUR millions	YTD 2014	YTD 2013

Claims and benefits	20,338	20,747
Employee expenses	982	1,040
Administration expenses	552	520
Deferred expenses	(656)	(658)
Amortization charges	493	534
Total	21,708	22,183

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premium paid to reinsurers are included. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

8. Impairment charges/(reversals)

EUR millions	YTD 2014	YTD 2013

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	49	103
Impairment reversals on financial assets, excluding receivables [1]	(35)	(25)
Impairment charges / (reversals) on non-financial assets and receivables	1	(4)
Total	16	74

Impairment charges on financial assets, excluding receivables, from:
Shares	3	-
Debt securities and money market instruments	12	63
Loans	35	40
Total	49	103

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(29)	(22)
Loans	(5)	(3)
Total	(35)	(25)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

9. Investments

EUR millions	Jun. 30, 2014	Dec. 31, 2013

Available-for-sale (AFS)	100,419	95,635
Loans	34,471	33,533
Financial assets at fair value through profit or loss (FVTPL)	5,728	4,833
Financial assets, excluding derivatives	140,617	134,001
Investments in real estate	1,510	1,532
Total investments for general account, excluding derivatives	142,127	135,533

Unaudited	Page 19

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	672	1,359	-	2,031
Debt securities	93,073	1,870	-	94,943
Money market and other short-term investments	5,504	729	-	6,233
Mortgages loans	-	-	30,381	30,381
Private loans	-	-	1,806	1,806
Deposits with financial institutions	-	-	229	229
Policy loans	-	-	1,911	1,911
Other	1,170	1,770	143	3,083
June 30, 2014	100,419	5,728	34,471	140,617

	AFS	FVTPL	Loans	Total

Shares	787	1,250	-	2,036
Debt securities	88,162	1,350	-	89,511
Money market and other short-term investments	5,524	449	-	5,974
Mortgages loans	-	-	29,369	29,369
Private loans	-	-	1,783	1,783
Deposits with financial institutions	-	-	292	292
Policy loans	-	-	1,955	1,955
Other	1,163	1,784	135	3,082
December 31, 2013	95,635	4,833	33,533	134,001

10. Investments for account of policyholders

EUR millions	Jun. 30, 2014	Dec. 31, 2013
Shares	26,559	25,423
Debt securities	34,497	33,531
Money market and short-term investments	959	850
Deposits with financial institutions	3,522	3,006
Unconsolidated investment funds	107,608	100,822
Other	410	404
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	173,556	164,037
Investment in real estate	1,035	996
Total investments for account of policyholders	174,590	165,032

11. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

Page 20	Unaudited

12. Fair value

The table below provides an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at June 30, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	121	280	271	672
Debt securities	22,808	66,965	3,299	93,073
Money markets and other short-term instruments	-	5,504	-	5,504
Other investments at fair value	27	318	824	1,170
Total Available-for-sale investments	22,956	73,068	4,395	100,419

Fair value through profit or loss
Shares	1,153	207	-	1,359
Debt securities	94	1,745	30	1,870
Money markets and other short-term instruments	95	634	-	729
Other investments at fair value	1	575	1,195	1,770
Investments for account of policyholders [1]	102,852	68,757	1,947	173,556
Derivatives	12	19,626	299	19,937
Total Fair value through profit or loss	104,207	91,544	3,471	199,221
Total financial assets at fair value	127,163	164,611	7,865	299,639

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	13,528	21,004	117	34,649
Borrowings [3]	509	515	-	1,024
Derivatives	31	15,588	1,913	17,532
Total financial liabilities at fair value	14,068	37,107	2,030	53,205

As at December 31, 2013

Financial assets carried at fair value
Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money markets and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
Total Available-for-sale investments	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money markets and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders [1]	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
Total Fair value through profit or loss	100,388	78,461	3,552	182,401
Total financial assets at fair value	121,431	148,744	7,862	278,036

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	12,872	19,641	114	32,628
Borrowings [3]	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total financial liabilities at fair value	13,413	30,524	1,545	45,482

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited	Page 21

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2014.

Fair value transfers
EUR millions	YTD 2014		Full Year 2013
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value available-for-sale investments
Shares	-	-	-	1
Debt securities	-	43	1	209
Total	-	43	2	210

Fair value through profit or loss
Investments for account of policyholders	-	1	-	263
Total	-	1	-	263
Total financial assets at fair value	-	43	2	473

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclass- ification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2014 ³
Financial assets carried at fair value available-for-sale investments
Shares	322	36	(14)	29	(101)	-	1	-	-	(1)	271	-
Debt securities	3,162	13	79	665	(157)	(95)	12	-	123	(503)	3,299	-
Other investments at fair value	826	(51)	(12)	72	(29)	(4)	5	-	17	-	824	-
	4,310	(2)	53	765	(287)	(99)	18	-	140	(503)	4,395	-

Fair value through profit or loss
Debt securities	17	1	-	20	-	(9)	-	-	-	-	30	2
Other investments at fair value	1,217	49	-	16	(145)	-	8	-	64	(14)	1,195	49
Investments for account of policyholders	1,989	45	-	224	(258)	-	9	-	98	(161)	1,947	42
Derivatives	328	(62)	-	-	(14)	-	4	44	-	-	299	(79)
	3,552	33	-	261	(417)	(9)	20	44	162	(175)	3,471	14

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	2	-	-	-	-	1	-	-	-	117	2
Derivatives	1,431	421	-	-	16	-	1	44	-	-	1,913	412
	1,545	423	-	-	16	-	2	44	-	-	2,030	414

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2014, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and

Page 22	Unaudited

liabilities transferred to Level III was EUR 302 million (full year 2013: EUR 785 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2014, Aegon transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Transfers from Level III amounted to EUR 678 million (full year 2013: EUR 756 million).

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2014	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	127	Broker quote	n.a.	n.a.
	144	Other	n.a.	n.a.
	271

Debt securities

	2,681	Broker quote	n.a.	n.a.
	130	Discounted cash flow	Discount rate	3% - 8% (6.93%)
	199	Discounted cash flow	Credit spread	0.8% - 3.4% (2.44%)
	291	Other	n.a.	n.a.
	3,299
Other investments at fair value
Tax credit investments	673	Discounted cash flow	Discount rate	8.6%
Investment funds	99	Net asset value	n.a.	n.a.
Other	52	Other	n.a.	n.a.
	824
June 30, 2014	4,395

Fair value through profit or loss
Debt securities	30	Other	n.a.	n.a.
	30

Other investments at fair value
Investment funds	1,165	Net asset value	n.a.	n.a.
Other	30	Other	n.a.	n.a.
	1,195

Derivatives [3]
Longevity swap	108	Discounted cash flow	Mortality	n.a.
Other	120	Other	n.a.	n.a.
	228
June 30, 2014	1,453

Total financial assets at fair value [3]	5,848

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,745	Discounted cash flow	Credit spread	0.3% - 0.4% (0.34%)
Other	169	Other	n.a.	n.a.
Total financial liabilities at fair value	1,913
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 71 million.

The description of Aegon’s methods of determining fair value is included in Aegon’s Annual Report on Form 20-F 2013. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Unaudited	Page 23

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (“FHLB”) for an amount of EUR 95 million (December 31, 2013: EUR 94 million) that are measured at par, which are reported as part of Other. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Debt securities are comprised of residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), corporate bonds and sovereign debt. Details on the fair value measurement for these specific types of debt securities are provided below.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is liquidity premium which is embedded in the discount rate. The weighted average liquidity premium used in valuation of ABS has increased to 6.93% (December 31, 2013: 6.62%). Broker quoted debt securities include ABS for an amount of EUR 2,261 million (December 31, 2013: EUR 2,030 million).

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.44% (December 31, 2013: 2.33%).

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Page 24	Unaudited

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 8.6% (December 31, 2013: 8.2%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Unaudited	Page 25

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees at end dates that are offered on UL products sold in the Netherlands; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.34% (December 31, 2013: 0.47%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in Aegon’s Annual Report on Form 20-F 2013 has not changed significantly as per June 30, 2014.

Page 26	Unaudited

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2014	Total estimated fair value June 30, 2014	Carrying amount December 31, 2013	Total estimated fair value December 31, 2013

Assets
Mortgage loans - held at amortized cost	30,532	35,899	29,245	32,869
Private loans - held at amortized cost	1,806	2,031	1,783	1,888
Other loans - held at amortized cost	2,283	2,283	2,381	2,381

Liabilities
Trust pass-through securities - held at amortized cost	125	125	135	122
Subordinated borrowings - held at amortized cost	739	807	44	73
Borrowings – held at amortized cost	12,417	12,758	11,003	11,291
Investment contracts - held at amortized cost	13,522	13,862	14,079	14,387

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

13. Deferred expenses

EUR millions	Jun. 30, 2014	Dec. 31, 2013

DPAC for insurance contracts and investment contracts with discretionary participation features	9,161	9,229
Deferred cost of reinsurance	404	421
Deferred transaction costs for investment management services	365	356
Total deferred expenses	9,931	10,006

14. Share capital

EUR millions	Jun. 30, 2014	Dec. 31, 2013

Share capital - par value	327	325
Share premium	8,374	8,375
Total share capital	8,701	8,701

Share capital - par value
Balance at January 1	325	319
Issuance	-	84
Withdrawal	-	(82)
Share dividend	2	5
Balance	327	325

Share premium
Balance at January 1	8,375	8,780
Withdrawal	-	(400)
Share dividend	(2)	(5)
Balance	8,374	8,375

Unaudited	Page 27

Basic and diluted earnings per share

EUR millions	YTD 2014	YTD 2013

Earnings per share (EUR per share)
Basic earnings per common share	0.21	0.21
Basic earnings per common share B	0.01	0.01
Diluted earnings per common share	0.21	0.21
Diluted earnings per common share B	0.01	0.01

Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	522	572
Preferred dividend	-	(83)
Coupons on other equity instruments	(83)	(69)
Earnings attributable to common shares and common shares B	438	420

Earnings attributable to common shareholders	435	419
Earnings attributable to common shareholders B	3	1

Weighted average number of common shares outstanding (in million)	2,092	1,978
Weighted average number of common shares B outstanding (in million)	579	150

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the six months ended June 30, 2014, and during 2013, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

The Annual General Meeting of Shareholders on May 21, 2014, approved a final dividend over 2013 payable in either cash or stock related to the second half of 2013, paid in the first half of 2014. The cash dividend amounted to EUR 0.11 per common share, the stock dividend amounted to one new Aegon common share for every 59 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. Approximately 40% of shareholders elected to receive the stock dividend. The remaining 60% opted for cash dividend. To neutralize the dilutive effect of the 2013 final dividend paid in shares, Aegon executed a program to repurchase 14,488,648 common shares. Between June 20, 2014, and July 17, 2014, these common shares were repurchased at an average price of EUR 6.4300 per share.

At June 30, 2014, Aegon had repurchased 5,969,584 common shares at an average price of EUR 6.4474. The liability for the repurchase of the remaining 8,519,064 shares, valued at the closing share price of EUR 6.3740 at June 30, 2014, amounted to EUR 54 million.

15. Other equity instruments

On June 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 7.25% issued in 2007. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 745 million. The principal amount of USD 1,050 million (EUR 774 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

On March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% issued in 2006. The junior perpetual capital securities were originally issued at par with a carrying value

Page 28	Unaudited

of EUR 438 million. The principal amount of USD 550 million (EUR 396 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

16. Subordinated borrowings

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024 and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

17. Borrowings

EUR millions	Jun. 30, 2014	Dec. 31, 2013

Debentures and other loans	12,983	11,830
Commercial paper	150	135
Short-term deposits	12	16
Bank overdrafts	296	39
Total borrowings	13,441	12,020

Debentures and other loans

Included in Debentures and other loans is EUR 1,024 million relating to borrowings measured at fair value (2013: EUR 1,017 million).

On March 13, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1.4 billion. “SAECURE 14 NHG” consists of 2 tranches:

t	EUR 343 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of three month Euribor plus 0.40%; and
t	EUR 1,024 million of class A2 notes with an expected weighted average life of 5 years and priced with a coupon of three month Euribor plus 0.72%.

Commercial paper, Short-term deposits and Bank overdrafts vary with the normal course of business.

18. Commitments and contingencies

In June, 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the “KoersPlan” product. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation. Aegon has issued, sold or advised on approximately 600,000 KoersPlan products. In June 2014, Aegon announced that it would also compensate holders of KoersPlan-products that were not plaintiffs in the litigation. The compensation equals the excess, if any, of the premium actually charged by Aegon over the amount of premium charged by Aegon for stand-alone death benefit coverage for a comparable risk over the same period. The costs of this product improvement will be covered by existing provisions.

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a new claim against Aegon in court. The claim relates to a range of unit-linked products of Aegon, challenging a variety of elements of these products on multiple legal grounds. At this time it is not practicable for Aegon to quantify a range or maximum liability, if any.

Unaudited	Page 29

Optas

Aegon and BPVH – a foundation representing Dutch harbor workers and employers – have reached an agreement on removing restrictions on the capital of the harbor workers’ former pension fund Optas. This agreement, announced on April 14, 2014, ends a dispute that began when the Optas pension fund was transformed into an insurance company that was subsequently acquired by Aegon in 2007.

In August Aegon expects to, jointly with BPVH, file a request with the Dutch court to remove the restriction on the capital of Optas. Upon the court granting this request, Aegon will make a payment of EUR 80 million to BPVH, as well as offering harbor workers more favorable pension terms. In addition, over the coming years Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

No amounts in respect of this agreement have been recognized in these condensed consolidated interim financial statements because the outcome of the request to the court to remove the restriction is uncertain.

There have been no other material changes in contingent assets and liabilities as reported in the 2013 consolidated financial statements of Aegon.

19. Acquisitions / Divestments

There were no significant acquisitions or divestments during the six months ended June 30, 2014.

20. Events after the balance sheet date

On July 30, 2014, Aegon signed a new 25-year agreement to distribute both protection and general insurance products through Banco Santander’s approximately 600 branches in Portugal. Under the terms of the agreement, Aegon will acquire a 51% stake in Banco Santander’s Portuguese insurance activities. The transaction is subject to regulatory approval and expected to close in the fourth quarter of 2014.

Page 30	Unaudited

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts. Aegon has substantive supplemental information in its annual and quarterly accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table Form 20-F in Aegon’s 2013 Annual Report on Form 20-F filed with the SEC on March 21, 2014, and Aegon’s 2013 Supplemental Annual Report on Form 6-K filed with the SEC on April 17, 2014 which reflects the impact of the voluntary changes in accounting policies effective January 1, 2014.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS). Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is generally based on current assumptions or on the assumptions established at inception of the contract. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Unaudited	Page 31

Actuarial assumptions

The main assumptions used in measuring deferred policy acquisition cost (DPAC), value of business acquired (VOBA) and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

For the first half of 2014, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8% (December 31, 2013: 8%). On a quarterly basis, the estimated gross profits are updated for the difference between the estimated equity market return and the actual market return.

In the third quarter of 2013, to reflect the low interest rate environment, Aegon lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.25% and extended the uniform

Page 32	Unaudited

grading period from 5 years to 10 years. Aegon also changed its assumption for US separate account bond fund returns to 4% over the next 10 years and 6% thereafter, from its previous assumptions of 4% over the next 5 years and 6% thereafter. In addition, Aegon changed its long-term equity market assumed returns for the estimated gross profit in variable life and variable annuity products in the Americas from 9% to 8%. In total, these assumption changes led to a negative impact on earnings of EUR 405 million in 2013. Both the assumptions for the bond fund and that for the long-term equity market are gross assumptions from which asset management and policy fees are deducted to determine the policyholder return. The 90-day Treasury yield is 0.04% at June 30, 2014, and is assumed to remain level for the next two years followed by an eight-year grade to 2.5%. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated equity market return and the actual return.

A 1% decrease in the expected long-term equity growth rate with regards to Aegon’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 176 million (December 31, 2013: 169 million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.2 billion at June 30, 2014 (December 31, 2013: EUR 2.3 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which Aegon assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption based on the Company’s experience, which varies by block of business, would reduce net income by approximately EUR 81 million at June 30, 2014 (December 31, 2013: EUR 105 million). In addition the Company is, as part of its upcoming annual assumption review, supplementing own experience with the results of recent old age industry studies. The outcome of the update may have an adverse impact on the Company’s third quarter earnings and is not included in the above mentioned sensitivity. A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 39 million at June 30, 2014 (December 31, 2013: EUR 18 million).

Any reasonably possible change in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and disability) would reduce net income by EUR 35 million at June 30, 2014 (per assumption change) (December 31, 2013: EUR 37 million).

DPAC

The movements in DPAC including deferred cost of reinsurance over the first six months of 2014 compared to the first six months of 2013 can be summarized and compared as follows:

In million EUR	Six months ended June 30
	2014	2013

At January 1	9,650	9,222
Costs deferred during the year	639	637

Amortization through income statement	(422)	(431)

Shadow accounting adjustments	(430)	342
Net exchange differences	134	(91)
Other	(5)	(2)
At June 30	9,566	9,677

Unaudited	Page 33

DPAC per strategic business unit is as follows per June 30, 2014 and December 31, 2013:

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Total

Life	4,519	57	123	500	5,199

Individual savings and retirement products	1,373	-	-	38	1,411
Pensions	-	70	2,198	-	2,269

Run-off business	636	-	-	-	636

Non-life	-	-	51	-	51
At June 30, 2014	6,528	127	2,372	538	9,566

Life	4,639	67	120	495	5,322

Individual savings and retirement products	1,403	-	-	37	1,440
Pensions	-	74	2,136	-	2,210

Run-off business	679	-	-	-	679
At December 31, 2013	6,721	141	2,256	532	9,650

VOBA

The movement in VOBA over the first six months of 2014 compared to the first six months of 2013 can be summarized and compared as follows:

In million EUR

	2014	2013

At January 1	1,768	1,798

Additions	1	3

Acquisitions through business combinations	-	2

Amortization / depreciation through income statement	(52)	(65)

Shadow accounting adjustments	(115)	129

Net exchange differences	21	(14)
At June 30	1,622	1,852

Page 34	Unaudited

VOBA per strategic business unit is as follows per June 30, 2014 and December 31, 2013:

Amounts in EUR millions
	Americas	The Netherlands	United Kingdom	New markets	Holdings and other activities	Total 2014

Life	998	-	-	11	-	1,009
Individual savings and retirement products	158	-	-	-	-	158
Pensions	11	34	371	-	-	415
Distribution	-	18	-	-	-	18
Run off businesses	22	-	-	-	-	22
At June 30, 2014	1,189	52	371	11	-	1,622

	Americas	The Netherlands	United Kingdom	New markets	Holdings and other activities	Total 2013

Life	1,131	1	-	12	-	1,144
Individual savings and retirement products	157	-	-	-	-	157
Pensions	11	36	366	-	-	414
Distribution	-	21	-	-	-	21
Run off businesses	32	-	-	-	-	32
At December 31, 2013	1,332	58	366	12	-	1,768

ii Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

Investment contracts issued by Aegon are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

Fair value of financial assets and liabilities

The estimated fair values of Aegon’s assets and liabilities correspond with the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, Aegon uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when Aegon determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). Therefore, unobservable inputs reflect Aegon’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

Unaudited	Page 35

Aegon employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

Valuation of assets and liabilities is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which Aegon has the most confidence, where the least amount of manual intervention exists and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Real estate funds, private equity funds and hedge funds

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services Aegon reviews and monitors the applicable methodology documents of the third-party pricing services. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, Aegon performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that Aegon can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only

Page 36	Unaudited

third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third-party pricing services will often determine prices using recently reported trades for identical or similar securities. The third-party pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third-party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate.

Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities. Additionally, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining Aegon’s view of the risk associated with each security. However, Aegon does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining Aegon’s view of the risks associated with each security.

Aegon’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, Aegon’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an liquidity premium to account for the illiquid nature of these securities. The liquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the liquidity premium for private placement securities to the overall valuation is insignificant.

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage backed securities (CMBS), Asset backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and asset backed securities (ABS)

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market

Unaudited	Page 37

prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is liquidity premium which is embedded in the discount rate.

Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences.

Sovereign debt

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place.

Mortgage loans, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield and maturity characteristics. For fixed interest mortgage loans, the market rate is adjusted for expenses, prepayment rates, lapse assumptions (unobservable inputs), liquidity and credit risk (market observable inputs). An increase in expense spread, prepayment rates and/or prepayment assumptions, would decrease the fair value of the mortgage loan portfolio.

The fair value of floating interest rate mortgage loans, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Page 38	Unaudited

Money market and other short-term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so called longevity derivatives. The pay-out of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected pay-outs of the derivative plus a risk margin. The best estimate of expected pay-outs is determined using best estimate of mortality developments. Aegon determines the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

Certain bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan, and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of

Unaudited	Page 39

assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

In 2013, Aegon updated the way it extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate of 4.25% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (USD, GBP and EUR) is set at 30 years. Additionally, Aegon updated the manner in which it estimates guarantees embedded within individual life contracts in the Netherlands. The impact on income before tax of these updates, in 2013, was EUR 27 million negative.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Real estate

Valuations of both investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the balance sheet date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been let out.

Investment contracts

Investment contracts issued by Aegon are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated

Page 40	Unaudited

and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

Similar to embedded derivatives in insurance contracts, certain investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic or similar techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Trust pass-through securities, subordinated borrowings and other borrowings

Trust pass-through securities, subordinated borrowings and other borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In case markets are less liquid or the quoted prices are not available, an internal model is used, using parameters which are market observable (Level II). Aegon uses a discounted cash flow method including yield curves such as deposit rates, floating rate and 3-month swap rates. In addition, Aegon includes own credit spread based on Aegon’s credit default swap curve.

iii Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these life contingent guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

Unaudited	Page 41

a.	Financial guarantees

In the United States and New Markets (VA’s sold in United Kingdom), a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select pay-out options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contract holder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, Aegon Canada sells a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

Liabilities for financial guarantees for minimum benefits

EUR millions	United states [1]	Canada [1]	The Netherlands [2]	New Markets	2014 Total [3]	United states [1]	Canada [1]	The Netherlands [2]	New Markets	2013 Total [3]

At January 1	(72)	6	1,181	(4)	1,112	692	63	1,323	28	2,107
Incurred guarantee benefits [4]	369	5	221	-	595	(401)	(26)	(215)	-	(642)
Paid guarantee benefits	-	-	-	-	-	-	(1)	-	-	(1)
Net exchange differences	-	-	-	-	-	6	(2)	-	-	4
At June 30	297	12	1,402	(4)	1,707	297	35	1,108	28	1,468

Balance at June 30
Account value [5]	22,352	1,413	9,395	-	33,159	17,128	1,518	8,309	435	27,390
Net amount at risk [6]	292	14	1,305	-	1,611	459	38	1,171	13	1,680

1	Guaranteed minimum accumulation and withdrawal benefits.

2	Fund plan and unit-linked guarantees.

3	Balances are included in the derivatives liabilities on the face of the statement of financial position.

4	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

5	Account value reflects the actual fund value for the policyholders.

6	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

In addition, Aegon reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient

Page 42	Unaudited

to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2014, the reinsured account value was EUR 2.6 billion (December 31, 2013: EUR 2.7 billion) and the guaranteed remaining balance was EUR 1.7 billion (December 31, 2013: EUR 1.8 billion).

The reinsurance contract is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2014, the contract had a value of EUR 24 million (December 31, 2013: EUR 22 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on Aegon’s books.

Product balances as of June 30, 2014 were EUR 357 million in fixed annuities (December 31, 2013: EUR 372 million) and EUR 104 million in life reinsurance (December 31, 2013: EUR 104 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder. In the table below, no significant movements are shown for incurred guarantee benefits due to differences in measurement compared to financial guarantees and life contingent guarantees in the Netherlands.

Unaudited	Page 43

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

Liabilities for guarantees Americas

EUR millions	GMDB [1]	GMIB [2]	2014 Total [4]	GMDB [1]	GMIB [2]	2013 Total [4]

At January 1	323	644	967	386	702	1,088
Incurred guarantee benefits [5]	21	35	56	(3)	(37)	(40)
Paid guarantee benefits	(27)	(11)	(38)	(35)	(21)	(56)
Net exchange differences	2	4	6	5	9	14
At June 30	319	672	991	353	653	1,006

	GMDB [1,3]	GMIB [2,3]		GMDB [1,3]	GMIB [2,3]
Balance at June 30
Account value [6]	40,789	6,088		36,008	6,118
Net amount at risk [7]	1,487	421		2,348	583
Average attained age of contractholders	69	69		68	68

1	Guaranteed minimum death benefit in the United States.
2	Guaranteed minimum income benefit in the United States.
3	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
4	Balances are included in the insurance liabilities on the face of the statement of financial position.
5	Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.
6	Account value reflects the actual fund value for the policyholders.
7	The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d.	Life contingent guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

Page 44	Unaudited

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands

	2014	2013
EUR millions	GMI [1,2]	GMI [1,2]

At January 1	2,462	3,684
Incurred guarantee benefits [3]	1,008	(622)
At June 30	3,470	3,062

Balance at June 30
Account value [4]	15,534	14,339
Net amount at risk [5]	3,065	3,284

1	Guaranteed minimum investment return in the Netherlands.
2	Balances are included in the insurance liabilities on the face of the statement of financial position.
3	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
4	Account value reflects the liability value of the insurance contracts as a whole.
5	The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recoqnized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 23.5% at June 30, 2014, and 23.9% at December 31, 2013. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, income before tax for the first six months of 2014 would have been EUR 244 million and EUR 262 million higher or lower respectively (2013 full year: EUR 201 million and EUR 211 million higher or lower respectively).

Unaudited	Page 45

Had Aegon used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 132 million or an increase of EUR 128 million, respectively, in IFRS income before tax for the first six months of 2014 (2013 full year: EUR 117 million decrease and EUR 115 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 85 million for the six months ended June 30, 2014 (six months ended June 30, 2013: loss of EUR 73 million), to earnings. The main drivers of this loss before tax are negative results related to decreases in risk free rates of EUR 1,814 million (six months ended June 30, 2013: EUR 1,213 million gain) and EUR 193 million related to decreasing own credit spread (six months ended June 30, 2013: EUR 130 million loss), partly offset by positive results of EUR 324 million related to an increase in equity markets (six months ended June 30, 2013: EUR 177 million loss), EUR 35 million related to decreases in equity volatilities (six months ended June 30, 2013: EUR 17 million gain).

Hedges related to these guarantee reserves contributed fair value gains of EUR 1,417 million to income before tax for the six months ended June 30, 2014 (six months ended June 30, 2013: loss of EUR 1,358 million) and DPAC offset and other contributed a gain of EUR 146 million (six months ended June 30, 2013: EUR 9 million gain).

Guarantee reserves increased EUR 1,617 million in the first six months of 2014 (six months ended June 30, 2013: decrease of EUR 1,464 million).

Page 46	Unaudited

iv Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2014, and December 31, 2013:

EUR millions
June 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
Debt securities
United States Government	5,447	564	(67)	5,945	4,552	1,392
Dutch Government	3,767	475	-	4,242	4,239	4
Other Government	13,056	1,548	(50)	14,555	12,686	1,869
Mortgage backed securities	9,316	681	(139)	9,858	8,007	1,851
Asset backed securities	7,021	513	(122)	7,413	5,362	2,051
Corporate	46,159	5,206	(303)	51,061	46,178	4,883
Money market investments	5,504	-	-	5,504	5,504	-
Other	1,055	152	(36)	1,170	1,026	144
Total	91,325	9,138	(717)	99,747	87,552	12,194

Of which held by Aegon Americas, NL and UK	88,163	8,889	(692)	96,360	84,720	11,639

EUR millions
December 31, 2013	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value instruments of with unrealized gains	Fair value instruments of with unrealized losses
Debt securities
United States Government	5,538	241	(257)	5,522	2,621	2,901
Dutch Government	3,705	144	(25)	3,824	3,441	383
Other Government	12,766	738	(232)	13,272	9,317	3,954
Mortgage backed securities	9,433	613	(246)	9,800	6,886	2,914
Asset backed securities	6,780	401	(162)	7,019	4,171	2,848
Corporate	45,851	3,586	(712)	48,725	38,576	10,149
Money market investments	5,524	-	-	5,524	5,524	-
Other	1,042	148	(28)	1,163	1,002	160
Total	90,638	5,873	(1,662)	94,849	71,539	23,310

Of which held by Aegon Americas, NL and UK	87,900	5,728	(1,603)	92,026	69,573	22,453

Unrealized losses by sector

The composition by industry category of Aegon’s available-for-sale debt securities and money market investments in an unrealized loss position at June 30, 2014 and December 31, 2013, is presented in the following table:

EUR millions	June 30, 2014		December 31, 2013
Unrealized losses - debt securities and money market investments	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses

Residential mortgage backed securities (RMBSs)	1,279	(154)	1,842	(210)

Commercial mortgage backed securities (CMBSs)	955	(32)	1,559	(91)

Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	1,038	(43)	1,188	(51)

ABSs - Other	570	(26)	1,037	(48)

Financial Industry - Banking	1,163	(140)	1,834	(215)

Financial Industry - Insurance	284	(13)	827	(47)

Financial Industry - Other	329	(17)	601	(37)

Industrial	2,508	(101)	5,569	(316)

Utility	291	(16)	916	(63)

Sovereign	3,076	(114)	6,920	(499)
Total held by Aegon Americas, NL and UK	11,495	(656)	22,293	(1,575)
Held by other segments	555	(25)	857	(60)
Total held	12,050	(681)	23,150	(1,635)

Unaudited	Page 47

As of June 30, 2014, there are EUR 8,737 million (December 31, 2013: EUR 5,580 million) of gross unrealized gains and EUR 656 million (December 31, 2013: EUR 1,575 million) of gross unrealized losses in the AFS debt securities portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. No one issuer represents more than 4% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 67 million and relates to securities issued by the government of the United States of America and is primarily from rising interest rates.

Financial and credit market conditions were generally stronger in the first six months of 2014. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery. European sovereign debt yields, though, have fallen materially in anticipation of further loosening of monetary policy in the European Union. High governmental debt levels remain a concern in the U.S. as well, including those of state and local governments. Most equity markets performed well during the first six months of 2014, with U.S. and European markets up, though Japanese stocks have fallen. The U.S. Federal Reserve maintained a Fed Funds rate near zero, but has continued to taper its purchases under the quantitative easing program. Corporate default rates have remained low due largely to readily available access to funding and strong corporate balance sheet fundamentals. Commodity prices were generally higher due to easy monetary conditions and geopolitical unrest. The fall in US Treasury rates and generally tighter credit spreads caused the market values of fixed income holdings to increase relative to their carrying values.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) internationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector, which have unrealized loss positions greater than EUR 25 million, are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,290 million (December 31, 2013: EUR 5,461 million) of residential mortgage- backed securities (RMBS), of which EUR 4,099 million (December 31, 2013: EUR 4,300 million) is held by Aegon Americas, EUR 20 million (December 31, 2013: EUR 19 million) by Aegon UK and EUR 1,171 million (December 31, 2013: EUR 1,143 million) by Aegon the Netherlands. Residential mortgage- backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon USA’s RMBS available-for-sale portfolio. Additionally, Aegon USA has investments in RMBS of EUR 83 million (December 31, 2013: EUR 60 million), which are classified as fair value through profit or loss.

Page 48	Unaudited

						Total
						amortized	Total fair
AFS RMBS by quality	AAA	AA	A	BBB	<BBB	cost	value

GSE guaranteed	139	1,126	-	-	-	1,266	1,315

Prime Jumbo	-	7	2	8	204	222	229

Alt-A	-	32	8	8	460	507	612

Negative Amortization Floaters	-	29	-	32	648	708	819

Reverse Mortgage RMBS	-	-	-	131	103	233	166

Subprime mortgage [1]	45	159	66	95	498	862	921

Manufactured housing [1]	-	7	4	12	11	34	35

Other housing [1]	2	-	-	-	-	2	2

At June 30, 2014	186	1,360	80	286	1,924	3,834	4,099

Of which insured	-	138	5	-	222	366	343

						Total
						amortized	Total fair
AFS RMBS by quality	AAA	AA	A	BBB	<BBB	cost	value

GSE guaranteed	19	1,307	-	-	-	1,326	1,357

Prime Jumbo	-	7	2	12	212	233	238

Alt-A	-	34	8	8	495	546	642

Negative Amortization Floaters	-	30	-	34	666	730	830

Reverse Mortgage RMBS	-	-	-	135	116	251	179

Subprime mortgage [1]	89	204	74	80	528	974	1,003

Manufactured housing [1]	6	9	5	13	15	47	48

Other housing [1]	2	-	-	-	-	2	2

At December 31, 2013	116	1,591	89	281	2,031	4,108	4,300

Of which insured	-	145	7	-	233	385	372

RMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 25% with a weighted average of approximately 4.8% (December 31, 2013: 4.8%), assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 84.8% (December 31, 2013: 84.3%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with

Unaudited	Page 49

a weighted average of approximately 54.4% (December 31, 2013: 54.5%). Additionally, quantitative ranges of significant assumptions within Aegon’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2% (December 31, 2013: 5.2%), assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 87.7% (December 31, 2013: 87.2%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 65% to 103%, with a weighted average of approximately 73.0% (December 31, 2013: 72.6%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. Aegon impairs its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 154 million (December 31, 2013: 210 million), of which EUR 152 million (December 31, 2013: EUR 190 million) relates to positions of Aegon USA, and the total net unrealized gain on available-for-sale RMBS is EUR 340 million (December 31, 2013: EUR 229 million), including a EUR 264 million (December 31, 2013: EUR 192 million) net unrealized gain relating to positions of Aegon USA. The housing market in the United States has shown signs of improvement as evidenced by rising home prices and sales volume. Positive trends in the housing market have led to improvements in borrower delinquencies and prepayment rates as well as liquidation timelines. Loss severities on liquidated properties remain elevated for subprime loans but are starting to show signs of improvement for other RMBS sectors. The improving home prices and credit performance led to credit spread tightening across the asset class during the first six months of 2014.

There are no individual issuers rated below investment grade in this RMBS sector which have an unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s RMBS instruments were determined as follows:

 EUR millions

	Level II	Level III	Total Q2 2014	Level II	Level III	Total 2013
RMBS	3,905	279	4,184	4,089	271	4,360

Commercial mortgage-backed securities

As of June, 30, 2014, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 5,213 million (December 31, 2013: EUR 5,160 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 4,614 million (December 31, 2013: EUR 4,663 million) is held by Aegon USA, EUR 416 million (December 31, 2013: EUR 398 million) by Aegon UK and EUR 168 million (December 31, 2013: EUR 82 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 32 million as of June 30, 2014 (December 31, 2013: EUR 91 million), of which all

Page 50	Unaudited

relates to positions of Aegon USA. The total net unrealized gain on the available-for-sale CMBS as of June 30, 2014, is EUR 247 million (December 31, 2013: EUR 162 million), of which EUR 164 million (December 31, 2013: EUR 88 million) relates to positions of Aegon USA, followed by Aegon UK at EUR 78 million and Aegon the Netherlands at EUR 4 million. During the first half of 2014 CMBS fundamentals continued to improve as the pace of credit deterioration moderated, commercial real estate valuations continued to improve and there is a greater availability of financing. Liquidity has improved within the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon USA’s AFS CMBS portfolio. Additionally, Aegon USA has investments in CMBS of EUR 36 million (December 31, 2013: EUR 38 million), which are classified as fair value through profit or loss.

 EUR millions

						Total
						amortized	Total fair
CMBS by quality	AAA	AA	A	BBB	<BBB	cost	value
CMBS	3,510	422	225	160	133	4,449	4,614
At June 30, 2014	3,510	422	225	160	133	4,449	4,614

EUR millions

						Total
						amortized	Total fair
CMBS by quality	AAA	AA	A	BBB	<BBB	cost	value
CMBS	3,664	300	295	173	143	4,575	4,663
At December 31, 2013	3,664	300	295	173	143	4,575	4,663

CMBS of Aegon USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

Securities are impaired to fair value when Aegon expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2014.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon USA’s CMBS instruments were determined as follows:

EUR millions

	Level II	Level III	Total Q2 2014	Level II	Level III	Total 2013
CMBS	4,635	15	4,650	4,674	28	4,702

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 6,341 million (December 31, 2013: EUR 5,861 million) of AFS ABS instruments of which EUR 2,594 million (December 31, 2013: EUR 2,592

Unaudited	Page 51

million) is held by Aegon USA, EUR 1,947 million (December 31, 2013 : EUR 1,563 million) by Aegon the Netherlands and EUR 1,790 million (December 31, 2013: EUR 1,682 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 16 million (December 31, 2013: EUR 24 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on AFS ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounts to EUR 69 million as of June 30, 2014 (December 31, 2013: EUR 99 million). Aegon USA has EUR 32 million (December 31, 2013: EUR 52 million) of this gross unrealized loss, followed by Aegon the Netherlands at EUR 34 million (December 31, 2013: EUR 40 million) and Aegon UK at EUR 3 million (December 31, 2013: EUR 7 million). The stronger financial and economic conditions have helped stabilize the performance of the underlying collateral backing many of these securities. New issuance in the asset-backed sector has been weak but buyers are returning to the market. The combination of these factors has led to a decrease in credit spreads in the first six months of 2014.

The breakdown by quality of the available-for-sale ABS portfolio of Aegon USA, Aegon the Netherlands and Aegon UK is as follows:

						Total
						amortized	Total fair
AFS ABS by quality	AAA	AA	A	BBB	<BBB	cost	value
Credit Cards	302	38	82	2	-	425	442

Autos	319	40	10	-	-	369	373

Small business loans	-	3	16	88	94	200	198

CDOs backed by ABS, Corp. Bonds, Bank loans	979	758	347	94	201	2,378	2,363

Other ABS	470	689	1,183	242	46	2,628	2,965

June 30, 2014	2,069	1,527	1,638	425	340	6,000	6,341

						Total
						amortized	Total fair
AFS ABS by quality	AAA	AA	A	BBB	<BBB	cost	value

Credit Cards	250	64	202	5	1	522	538

Autos	274	15	19	-	-	308	311

Small business loans	-	3	19	99	98	219	211

CDOs backed by ABS, Corp. Bonds, Bank loans	738	623	338	93	186	1,978	1,950

Other ABS	442	696	965	300	196	2,599	2,827

At December 31, 2013	1,704	1,401	1,543	497	481	5,626	5,837

There were no individual issuers rated below investment grade in this ABS sector that have unrealized loss positions greater than EUR 25 million.

The fair values of Aegon USA, Aegon the Netherlands & Aegon UK ABS instruments were determined as follows:

EUR millions
	Level II	Level III	June 30, 2014	Level II	Level III	December 31, 2013
ABSs	3,861	2,481	6,341	3,583	2,254	5,837

Corporate - Financial sector

The Corporate Financial Sector is further subdivided into banking, brokerage, insurance, REIT’s and financial-other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale

Page 52	Unaudited

portfolio is from the banking sub-sector. Companies within Aegon’s financial sector holdings are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

The financial sector showed good performance during the first six months of 2014 as the gradual improvement in economic conditions helped strengthen the sector’s fundamentals and monetary policies continued to provide support. In addition, further progress was made to reduce operational and systemic risk in the sector. Regulators previously implemented a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity across the sector. Capital and liquidity buffers will continue to be strengthened as required by new global legislation and decisive steps in the Euro area toward a Banking Union, supervised by the ECB, should further increase confidence in the sector’s ability to weather economic headwinds and reduce future risk to taxpayers.

Corporate – Financial Sector – Banking Sub-Sector

The banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon holds EUR 8,347 million (December 31, 2013: EUR 8,288 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounts to EUR 140 million (December 31, 2013: EUR 221 million) and the net unrealized gain on these bonds amounts to EUR 408 million (December 31, 2013: EUR 226 million).

Credit spreads in the banking sub-sector tightened during the first six months of 2014 on the gradual improvement in economic conditions and continued support from the monetary policies in the European Union and the U.S. Federal Reserve. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened as previously enacted legislation increased oversight.

Within the banking sub-sector, Aegon holds EUR 1,355 million (December 31, 2013: EUR 1,433 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 61 million (December 31, 2013 EUR 130 million).

There is one individual issuer rated below investment grade in the banking sub-sector that has unrealized loss greater than EUR 25 million.

					Aging of
EUR millions	Category	Fair value	Unrealized loss	Rating	unrealized loss

Belfius Bank SA	Banking	74	(26)	BB	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 74 million as of June 30, 2014 (December 31, 2013: EUR 99 million). These below investment grade securities are Upper Tier 2 and had gross unrealized losses of EUR 26 million as of June 30, 2014 (December 31, 2013: EUR 26 million). Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. Aegon’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on Aegon’s holdings in accordance with the original bond agreements. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2014.

Unaudited	Page 53

Corporate – Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Basic Industry and Consumer Non-Cyclical sub-sectors.

The Basic Industry sector encompasses various sub-sectors including metals and mining, chemicals and paper and forest products with the majority of the gross unrealized loss relating to metals and mining. Fundamentals for the metals and mining industry have been negatively impacted by falling prices for base metals, non-ferrous metals, coal and steel. Slowing economic data out of China has been the main driver of the pricing pressure for the base metals and bulk steel- making commodities as the country comprises from 40%-60% of the demand for most of these commodities. Chemicals have been positively impacted by continued low natural gas prices within the US, but given the global scale of most players in the industry, they have also been harmed by a slowdown in global growth as well as volatility in raw material costs and increasing competition from global peers. Paper and forest products have shown some improvement as the housing recovery takes hold in the United States, but more traditional paper products, such as newsprint, remain challenged. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2014.

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverage and pharmaceuticals. Food and beverage balance sheets continue to be solid as the slow growth environment remains in place. Modest price increases, tight cost controls and cost savings programs have helped offset continued volume weakness, but with the low hanging fruit gone mergers/acquisitions and shareholder friendly activities have increased. While starting to show signs of stabilization, the Pharmaceutical sector continues to deal with patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Additionally, shareholder friendly activities in the form of increased dividends and share repurchases continue. Merger and acquisition activity continues to be prevalent in the sector, at times resulting in additional leverage. Finally, some companies have analyzed their business models and decided to spin off business lines, in an effort to concentrate on their core competencies. In certain instances, this has resulted in smaller, less diversified companies. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2014.

There are no individual issuers rated below investment grade in the corporate – industrial sector which have unrealized loss positions greater than EUR 25 million.

Sovereign

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2014.

There are no individual issuers rated below investment grade in the sovereign sector which have unrealized loss positions greater than EUR 25 million.

Page 54	Unaudited

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

EUR millions	June 30, 2014		December 31, 2013
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	463	(4)	406	(8)

Over 1 thru 5 years	2,113	(107)	2,955	(100)

Over 5 thru 10 years	2,996	(108)	6,196	(327)

Over 10 years	5,924	(437)	12,736	(1,140)
Total	11,495	(656)	22,293	(1,575)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

EUR millions	June 30, 2014		December 31, 2013
	Carrying value of securities with gross	Gross unrealized losses	Carrying value of securities with gross	Gross unrealized losses
	unrealized losses		unrealized losses
Treasury Agency	2,899	(100)	6,015	(452)

AAA	1,281	(23)	2,047	(76)

AA	1,306	(42)	2,482	(102)

A	1,905	(106)	4,202	(242)

BBB	2,552	(158)	5,529	(382)

BB	721	(111)	1,059	(158)

B	368	(39)	497	(75)

Below B	463	(76)	463	(88)
Total	11,495	(656)	22,293	(1,575)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

EUR millions		June 30, 2014
	Investment grade	Below investment grade	Investment grade	Below investment grade
	carrying value of	carrying value of	unrealized loss	unrealized loss
	securities with gross	securities with gross
	unrealized losses	unrealized losses
0 – 6	2,582	334	(35)	(8)
months
6 – 12	1,783	76	(60)	(4)
months
> 12	5,551	1,170	(335)	(214)
months
Total	9,915	1,580	(430)	(226)

Unaudited	Page 55

EUR millions		At December 31, 2013
	Investment grade	Below investment grade	Investment grade	Below investment grade
	carrying value of	carrying value of	unrealized loss	unrealized loss
	securities with gross	securities with gross
	unrealized losses	unrealized losses
0 – 6	9,171	513	(303)	(27)
months
6 – 12	7,313	253	(583)	(32)
months
> 12	3,791	1,253	(368)	(263)
months
Total	20,275	2,019	(1,253)	(322)

The majority of the unrealized losses relate to investment grade holdings resulting from the increase in interest rates during the second half of 2013. The unrealized loss improved significantly during the first six months of 2014 due to declining interest rates and a decrease in credit spreads.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

EUR millions
	June 30, 2014		December 31, 2013
Aging and severity unrealized losses	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	334	(8)	512	(25)

CV 40-70% of amortized cost	-	-	1	(1)
0-6 months	334	(8)	513	(27)

CV 70-100% of amortized cost	76	(4)	242	(25)

CV 40-70% of amortized cost	-	-	11	(6)
6-12 months	76	(4)	253	(32)

CV 70-100% of amortized cost	109	(7)	46	(4)

CV 40-70% of amortized cost	-	-	1	-
12-24 months	109	(7)	47	(4)

CV 70-100% of amortized cost	1,020	(161)	1,141	(200)

CV 40-70% of amortized cost	35	(28)	59	(38)

CV < 40 % of amortized cost	6	(18)	6	(21)
> 24 months	1,061	(207)	1,206	(259)
Total	1,580	(226)	2,019	(322)

Page 56	Unaudited

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed abovein the Corporate – Financial Sector – Banking Sub-Sector portion of Note 4

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the six months ended June 30, 2014, and June 30, 2013.

EUR millions
	Gross realized gains	Gross realized losses

June 30, 2014

Debt securities	219	(52)

June 30, 2013

Debt securities	202	(49)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

EUR millions	Gross realized losses
	0 - 12 months	>12 months	Total

June 30, 2014

Debt securities	(31)	(21)	(52)

June 30, 2013

Debt securities	(25)	(24)	(49)

Impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the six months ended June 30, 2014 and June 30, 2013 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

EUR millions	June 30, 2014	June 30, 2013
	(impairment)	(impairment)
	Recovery	Recovery
Impairments:
Other (none individually greater than EUR 25 million)	(12)	(62)
Subtotal	(12)	(62)

Recoveries:
Total recoveries	29	22
Subtotal	29	22

Net (impairments) and recoveries	18	(39)

Unaudited	Page 57

Net (impairments) and recoveries

Net recoveries for the six months ended June 30, 2014, totaled EUR 18 million (six months ended June 30, 2013: EUR 39 million net impairments), including EUR 16 million of gross recoveries related to residential mortgage backed securities in the Americas.

For the six months ended June 30, 2014, Aegon recognized EUR 29 million (six months ended June 30, 2013: EUR 22 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 2 million of impairment charges for the six months ended June 30, 2014 (six months ended June 30, 2013: EUR nil) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of June 30, 2014, there are EUR 239 million of gross unrealized gains and EUR 8 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2013: EUR 309 million of gross unrealized gains and EUR 11 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

EUR millions
				Carrying		Carrying
				value of		value of
			Net	securities		securities
			unrealized	with gross	Gross	with gross	Gross
	Cost	Carrying	gains /	unrealized	unrealized	unrealized	unrealized
	basis	value	(losses)	gains	gains	losses	losses
June 30, 2014
Shares	428	659	231	622	239	37	(8)
December 31, 2013
Shares	477	775	298	689	309	86	(11)

Page 58	Unaudited

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at June 30, 2014, and December 31, 2013 is presented in the table below.

EUR millions	June 30, 2014		December 31, 2013

	Carrying value	Gross	Carrying value	Gross
	of instruments	unrealized	of instruments	unrealized
	with unrealized	losses	with unrealized	losses
Unrealized losses on shares	losses		losses

Consumer cyclical	10	-	10	-

Financials	21	(8)	60	(11)

Funds	5	-	8	-

Other	1	-	8	-

Total	37	(8)	86	(11)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to impairment during the first six months of 2014 and during the first six months of 2013.

In million EUR	0 - 12 months	> 12 months	Total

June 30, 2014

Shares	(2)	-	(2)

June 30, 2013

Shares	(3)	-	(3)

v	Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of Aegon’s identified cash generating units.

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

Unaudited	Page 59

vi	Valuation of defined benefit plans

The liabilities or assets recognized in the statement of financial position in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii	Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is more likely than not that Aegon will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews Aegon’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

ix	Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss, the settlement of the obligation will probably lead to an outflow of resources embodying economic benefits and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x	Non-consolidated group companies

Group companies include subsidiaries. Subsidiaries are entities to which Aegon is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All subsidiaries are consolidated. Transactions with non-controlling interests are accounted for as transactions with equity holders.

Page 60	Unaudited

2.3 Results of Operations – first six months 2014 compared to first six months 2013

i GENERAL

	Six months ended June 30
In million EUR	2014	2013	%

Net underlying earnings	752	705	7
tax on underlying earnings	260	240	9
Underlying earnings before tax geographically	1,012	945	7

Americas	633	648	(2)
The Netherlands	259	216	20
United Kingdom	58	45	32
New Markets	123	109	13
Holding and other	(62)	(73)	14
Underlying earnings before tax	1,012	945	7

Fair value items	(654)	(420)	(56)
Realized gains/(losses) on investments	308	193	59
Net impairments	(11)	(75)	86
Other income/(charges)	(20)	23	-
Run-off businesses	13	5	188
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	649	671	(3)
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	5	(2)	-
Income tax	(127)	(98)	29
Of which income tax from certain proportionately consolidated joint ventures and associates	(5)	2	-
Net income	522	573	(9)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	522	572	(9)
Non-controlling interests	-	1	-

Commissions and expenses	2,898	2,951	(2)
of which operating expenses	1,589	1,619	(2)

New life sales
Life single premiums	2,309	3,143	(27)
Life recurring premiums annualized	739	705	5
Total recurring plus 1/10 single	970	1,019	(5)

New life sales
Americas	241	234	3
The Netherlands	69	88	(21)
United Kingdom	527	578	(9)
New Markets	133	119	11
Total recurring plus 1/10 single	970	1,019	(5)

New premium production accident and health insurance	497	398	25
New premium production general insurance	35	28	24

Gross deposits (on and off balance sheet)
Americas	17,032	13,405	27
The Netherlands	1,077	731	47
United Kingdom	124	120	4
New Markets	8,272	8,418	(2)
Total gross deposits	26,504	22,674	17

Net deposits (on and off balance sheet)
Americas	5,215	2,798	86
The Netherlands	309	(49)	-
United Kingdom	66	93	(30)
New Markets	(240)	2,378	-
Total net deposits excluding run-off businesses	5,350	5,220	2
Run-off businesses	(782)	(1,717)	(54)
Total net deposits	4,568	3,503	30

Unaudited	Page 61

Revenues geographically first six months 2014

2014 Q2 In million EUR	Americas	The Nether- lands	United Kingdom	New Markets	Holdings and other activities	Elimina- tions	Non- IFRS Total	Joint venture & Associate elimina- tions	Total IFRS based

Total life insurance gross premiums	3,026	2,039	2,391	859	1	(36)	8,280	(173)	8,107
Accident and health insurance premiums	871	170	29	90	2	(2)	1,160	(9)	1,151
General insurance premiums	-	290	-	114	-	-	404	(38)	367
Total gross premiums	3,897	2,498	2,420	1,064	3	(38)	9,844	(220)	9,625
Investment income	1,601	1,320	1,072	113	158	(156)	4,108	(20)	4,088
Fees and commission income	641	158	20	290	-	(113)	995	(42)	953
Other revenues	1	-	-	1	2	-	4	(1)	3
Total revenues	6,140	3,976	3,512	1,468	163	(308)	14,952	(283)	14,669
Number of employees, including agent-employees	12,464	4,281	2,550	8,146	289	-	27,730	-	27,730

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Net income

Net income decreased 9% to EUR 522 million as the benefit of higher underlying earnings before tax, higher realized gains on investments and lower impairment charges was offset by higher losses on fair value items.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2014 increased 7% to EUR 1,012 million compared to the first half of 2013. The main drivers of the increase were strong net deposits in previous periods and higher equity markets in the Americas, higher margins and investment income in the Netherlands and improved persistency in the United Kingdom. These more than offset unfavorable mortality experience in the Americas and the impact of unfavorable currency exchange rates.

Page 62	Unaudited

Underlying earnings before tax from the Americas declined 2% to EUR 633 million as a result of adverse currency movements. measured in US Dollars, underlying earnings before tax increased 2%. Higher earnings from growth in variable annuities, mutual funds and pensions balances, resulting from both financial markets and net inflows, more than offset unfavorable mortality experience and lower earnings from fixed annuities. Aegon expects to update its mortality assumptions in the United States as part of the annual assumption review during the third quarter. This includes supplementing the company’s own emerging mortality experience with the results of recent old-age industry studies, which is expected to result in more conservative mortality assumptions.

In the Netherlands, underlying earnings before tax increased 20% to EUR 259 million. This was mainly driven by improved earnings from Non-life, higher investment income, lower funding costs and improved margins on saving accounts.

Underlying earnings before tax from Aegon’s operations in the United Kingdom were up 32% to EUR 58 million in the first half of 2014 as the benefit of higher equity markets and improved persistency more than offset additional investments in technology.

Underlying earnings before tax from New Markets increased 13% to EUR 123 million. Higher earnings from Central & Eastern Europe and Asset Management more than offset lower earnings in Asia and Spain.

The underlying loss before tax from the holding improved 14% to EUR 62 million. This was primarily the result of lower net interest costs following deleveraging and a one-time benefit related to interest on taxes.

Fair value items

The results from fair value items amounted to a loss of EUR 654 million. The loss was mainly driven by the hedging programs in the United States and fair value guarantees in and model updates in the Netherlands.

Realized gains on investments

Realized gains on investments increased to EUR 308 million, and were primarily related to portfolio repositioning in the Netherlands, de-risking in the United Kingdom and gains on equity investments in the Netherlands and the Americas.

Impairment charges (net of recoveries)

Impairment charges (net of recoveries) declined by 86% to EUR 11 million and were mainly related to the foreign currency residential mortgage portfolio in Hungary. The Hungarian government has indicated that it will introduce further legislation in the second half of 2014 to reduce foreign currency mortgage debt, which could result in additional impairments. The improvement compared to last year was the result of the favorable credit environment in the United States where impairments remained low and were more than offset by recoveries.

Other charges

Other charges amounted to EUR 20 million and were primarily related to restructuring costs in the United Kingdom and the Americas.

Unaudited	Page 63

Run-off businesses

The results of run-off businesses improved to EUR 13 million as earnings in the first half of 2013 included a charge related to the faster than anticipated transfer of reinsurance assets which did not recur in 2014.

Income tax

Income tax amounted to a charge of EUR 127 million in the first half of 2014. The effective tax rate on underlying earnings was 26%. The effective tax rate on income before tax was 20%, driven by tax exempt income in the United States and in the Netherlands.

Operating expenses

In the first half of 2014, operating expenses declined 2% to EUR 1,589 million mainly as a result of a lower restructuring expenses and favorable currency exchange rates.

Sales and deposits

New life sales declined 5% compared to the first half of 2013, driven mainly by lower pension production in the United Kingdom, as the first half of 2013 was a particularly strong due to the introduction of the Retail Distribution Review (RDR). In the Americas, new life sales were up 3%, compared to the first half of 2013, primarily driven by higher sales of universal life products with secondary guarantees, which were partly offset by adverse currency exchange rate movements.

New premium production for accident and health insurance increased 25% compared to the first half of 2013 to EUR 497 million, mainly due to several portfolio acquisitions, which were the result of new distribution agreements.

Compared to the first half of 2013, Gross deposits increased 17%, driven by the variable annuity and retirement business in the Americas and Aegon Asset Management. Net deposits, excluding run-off businesses, amounted to EUR 5.4 billion, up 2% compared to the first half of 2013, despite the loss of several large mandates in Aegon Asset Management and outflow from the Polish pension business due to legislative changes.

Capital management

Shareholders’ equity increased EUR 2.5 billion compared to the end of 2013 to EUR 20.2 billion at June 30, 2014. This was driven by retained earnings and lower interest rates, resulting in higher revaluation reserves. The revaluation reserves increased by EUR 2.4 billion to EUR 5.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 15.8 billion - or EUR 7.47 per common share at the end of the first half.

The gross leverage ratio improved to 31.3% compared to the year-end level of 33.1%, driven by higher retained earnings and lower leverage as a result of strategic deleveraging. Excess capital in the holding decreased to EUR 1.7 billion from EUR 2.2 billion at the end of 2013, as dividends paid to the holding were offset by the payment of external dividends, deleveraging, interest payments and operating expenses.

At June 30, 2014, Aegon’s Insurance Group Directive (IGD) ratio was 211% , down from 212% December 31, 2013. The capital in the United States was USD 0.8 billion above the S&P AA target level, as the impact of dividends paid to the holding were offset by earnings and the benefit of the new redundant reserve financing solution. The IGD ratio, excluding Aegon Bank, in the Netherlands remained level at ~240%, as earnings generated were offset by the negative impact of model updates and higher employee pension liabilities. The Pillar I ratio in the United Kingdom, including

Page 64	Unaudited

the with-profit fund, decreased to ~145%, compared to 150% at year-end 2013, driven mostly by portfolio de-risking and additional costs related to business transformation and technology.

Effective March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% and a principal amount of USD 550 million. Effective June 15, 2014, Aegon redeemed junior perpetual capital securities issued in 2007 with a coupon of 7.25% and a principal amount of USD 1,050 million. This transaction was largely financed by the issuance of EUR 700 million subordinated notes with a coupon of 4% on April 25, 2014.

Unaudited	Page 65

ii AMERICAS

		Six months ended June 30
In million	2014	2013	%	2014	2013	%
	USD	USD		EUR	EUR

Net underlying earnings	608	610	-	443	465	(5)
Tax on underlying earnings	260	240	8	190	183	4
Underlying earnings before tax by line of business	868	850	2	633	648	(2)

Life & Protection	309	354	(12)	226	270	(16)
Fixed annuities	110	116	(6)	80	89	(10)
Variable annuities	229	190	21	167	144	15
Retail mutual funds	23	12	83	17	10	76
Individual savings and retirement products	361	318	13	264	243	8
Employer solutions & pensions	181	171	6	132	129	2
Canada	14	4	-	10	4	-
Latin America	2	3	(41)	1	2	(44)
Underlying earnings before tax	868	850	2	633	648	(2)

Fair value items	(229)	(509)	55	(167)	(388)	57
Realized gains/(losses) on investments	82	100	(17)	60	75	(21)
Net impairments	25	(41)	-	18	(31)	-
Other income/(charges)	(11)	(8)	(44)	(8)	(6)	(38)
Run-off businesses	18	6	-	13	5	188
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	754	398	89	550	303	80
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	2	1	100	1	1	-
Income tax	(157)	(57)	(176)	(115)	(43)	(165)
Of which income tax from certain proportionately consolidated joint ventures and associates	(2)	(1)	(100)	(1)	(1)	-
Net income	597	341	75	435	260	67

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	597	341	75	435	260	67

Commissions and expenses	2,255	2,203	2	1,645	1,679	(2)
of which operating expenses	925	942	(2)	675	718	(6)

New life sales
Life single premiums	146	64	129	106	48	119
Life recurring premiums annualized	316	301	5	230	229	1
Total recurring plus 1/10 single	330	307	8	241	234	3

Life & protection	277	252	10	202	193	5
Canada	34	33	5	25	25	1
Latin America	18	22	(15)	13	16	(19)
Total recurring plus 1/10 single	330	307	8	241	234	3

New premium production accident and health insurance	647	471	37	472	359	31

		Six months ended June 30
In million	2014	2013	%	2014	2013	%
	USD	USD		EUR	EUR
Gross deposits (on and off balance sheet) by line of business
Life & protection	4	3	34	3	3	29
Fixed annuities	159	325	(51)	116	247	(53)
Variable annuities	4,513	3,873	17	3,293	2,951	12
Retail mutual funds	2,163	2,411	(10)	1,578	1,837	(14)
Individual savings & retirement products	6,834	6,609	3	4,987	5,035	(1)
Employer solutions & pensions	16,429	10,893	51	11,989	8,300	44
Canada	63	77	(18)	46	59	(22)
Latin America	9	11	(12)	7	8	(16)
Total gross deposits	23,340	17,593	33	17,032	13,405	27

Net deposits (on and off balance sheet) by line of business
Life & protection	(19)	(22)	10	(14)	(16)	14
Fixed annuities	(1,439)	(1,161)	(24)	(1,050)	(885)	(19)
Variable annuities	2,331	2,003	16	1,701	1,526	11
Retail mutual funds	357	393	(9)	261	299	(13)
Individual savings & retirement products	1,249	1,235	1	911	940	(3)
Employer solutions & pensions	6,076	2,644	130	4,434	2,014	120
Canada	(165)	(190)	13	(120)	(145)	17
Latin America	6	6	(8)	4	5	(12)
Total net deposits excluding run-off businesses	7,147	3,673	95	5,215	2,798	86
Run-off businesses	(1,072)	(2,254)	52	(782)	(1,717)	54
Total net deposits	6,075	1,419	-	4,433	1,081	-

Exchange rates

Closing exchange rates

			USD	CAD
June 30, 2014	1	EUR	1.3692	1.4584
December 31, 2013	1	EUR	1.3780	1.4641
Weighted average exchange rates
			USD	CAD
YTD 2014	1	EUR	1.3704	1.5033
YTD 2013	1	EUR	1.3124	1.3332

Page 66	Unaudited

Net income

Net income from Aegon’s businesses in the Americas was up 75% to USD 597 million in the first half of 2014, comapred to the same period in 2013, driven by higher underlying earnings before tax, lower losses from fair value items and lower impairments, partially offset by higher income tax charges.

Gains on investments of USD 82 million were primarily related to gains from the receipt of capital distributions on a previously impaired equity investment, prepayment fees on mortgages and normal bond trading activities. Gross impairments remained low and were more than offset by recoveries, resulting in a net positive USD 25 million for the first six months of 2014.

The results of run-off businesses improved to USD 18 million as earnings in the first half of 2013 included a charge related to faster than anticipated transfer of reinsurance assets.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first half of 2014 increased 2%, compared to the first half of 2013, to USD 868 million. Higher earnings from growth in the variable annuities, mutual funds and pensions balances, driven by both increases in financial markets and net inflows, partly offset by unfavorable mortality experience at Life & Protection and lower fixed annuities earnings. Compared to the previous year, the unfavorable mortality result in the second quarter was largely attributable to lower reinsurance recoveries.

-	Life & Protection underlying earnings before tax declined 12% compared to the first half of 2013 to USD 309 million. This was primarily driven by unfavorable mortality experience and an adjustment related to lower than anticipated reinvestment yields.
-	Underlying earnings before tax from Individual Savings & Retirement were up 13% compared to the first half of 2013 to USD 361 million. Variable annuities underlying earnings before tax increased 21% compared to the first half of 2013 to USD 229 million, driven by higher fee income from higher account balances. Fixed annuities underlying earnings before tax declined to USD 110 million in the first half of 2014, compared to the same period in 2013. This was caused by the impact of continued portfolio reduction, which accelerated due to a further reduction in crediting yields. Underlying earnings before tax from retail mutual funds increased to USD 23 million in the first half of 2014, compared to the same period in 2013, due to higher account balances driven by increases in financial markets and net inflows.
-	Employer Solutions & Pensions underlying earnings before tax increased 6% compared to the frist half of 2013 to USD 181 million. This was primarily the result of the growth of account balances, which was partially offset by margin pressure.
-	Earnings from Canada increased to USD 14 million, while earnings from Latin America amounted to USD 2 million in the first half of 2014.

Fair value items

Results from fair value items amounted to a loss of USD 229 million. The loss on fair value hedges without an accounting match under IFRS, which is primarily related to the macro hedge on the GMIB variable annuities block, was USD 198 million. This was higher than the expected loss, driven by higher equity market returns and lower interest rates. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 5 million. Fair value investments underperformed long-term expectations by USD 5 million, mainly driven by alternative investments partially offset by the benefit of spread tightening on credit derivatives.

Unaudited	Page 67

Realized gains on investments

Realized gains on investments of USD 82 million were primarily related to gains from the receipt of capital distributions on a previously impaired equity investment, prepayment fees on mortgages and normal bond trading activities.

Impairment charges (net of recoveries)

Gross impairment charges remained low and were more than offset by recoveries. In the first half of 2014 gross impairment charges amounted to USD 17 million mainly related to mortgage-backed securities. Recoveries over the same period amounted to USD 42 million mainly related to investments wrapped by a monoline insurer. Impairment charges net of recoveries amounted to a net recovery of USD 25 million for the first half of 2014.

Run-off businesses

The results of run-off businesses improved to USD 18 million as earnings in the first half of 2013 included a charge related to faster than anticipated transfer of reinsurance assets which did not recur in the first half of 2014.

Operating expenses

In the first half of 2014, operating expenses decreased 2% compared to the first half of 2013 to USD 925 million, mainly due to the non-recurrence of incentive accruals booked in the first half of 2013, and lower employee benefit expenses.

Sales and deposits

In the first half of 2014, new life sales were up 8% compared to the same period in 2013 to USD 330 million, driven by higher universal life sales. The redesigned secondary guarantee universal life product, which was introduced in the first quarter of 2013, started to gain traction in the first half of 2014. Higher indexed universal life sales contributed to overall sales growth as well.

New premium production for accident and health insurance increased 37% compared to the first half of 2013 to USD 647 million. This was mainly the result of several portfolio acquisitions, arising from new distribution agreements and higher supplemental health sales for both group and individual coverage as a result of the Affordable Care Act.

In the first half of 2014, gross deposits increased 33% compared to the same period in 2013 to USD 23.3 billion. Gross deposits in pensions were up 51% to USD 16.4 billion, driven by plan takeovers and the continued focus on retirement readiness initiatives to grow customer participation and contributions, partly through expanded use of auto enrollment and auto escalation. Gross deposits in variable annuities of USD 4.5 billion were up by 17% compared to the first half of 2013. This was mainly the result of both the ongoing focus on key distribution partners and expanding Aegon’s distribution through alternative channels, together with product enhancements. Gross deposits in mutual funds declined 10% compared to the first half of 2013 to USD 2.2 billion, due to a lower market demand for fixed income investment funds.

Net deposits, excluding run-off businesses, nearly doubled to USD 7.1 billion in the first half of 2014 compared to the same period in 2013. This was mainly driven by a strong increase in pension net

Page 68	Unaudited

deposits to USD 6.1 billion, which was the result of a large case contract win and stable withdrawal rates. Net deposits in variable annuities and mutual funds increased to USD 2.3 billion and USD 0.4 billion, respectively. Fixed annuities experienced net outflows of USD 1.4 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

Unaudited	Page 69

iii THE NETHERLANDS

	Six months ended June 30
In million EUR	2014	2013	%

Net underlying earnings	202	169	20
Tax on underlying earnings	58	47	21
Underlying earnings before tax by line of business	259	216	20

Life and Sanvings	152	129	17
Pensions	96	86	12
Non life	4	(11)	-
Distribution	7	10	(25)
Share in underlying earnings before tax of associates	1	2	(58)
Underlying earnings before tax	259	216	20

Fair value items	(443)	36	-
Realized gains/(losses) on investments	131	86	51
Net impairments	(4)	(22)	81
Other income/(charges)	(8)	(27)	70
Income before tax	(65)	289	-

Income tax	26	(57)	-
Net income	(38)	232	-

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	(38)	232	-

Commissions and expenses	518	502	3
of which operating expenses	380	360	6

New life sales
Life single premiums	576	735	(22)
Life recurring premiums annualized	12	15	(19)
Total recurring plus 1/10 single	69	88	(21)

Life and Savings	21	24	(11)
Pensions	48	64	(25)
Total recurring plus 1/10 single	69	88	(21)

New premium production accident and health insurance	7	17	(62)
New premium general insurance	14	14	(1)

Gross deposits (on and off balance sheet) by line of business
Life and Savings	1,042	731	43
Pensions	35	-	-
Total gross deposits	1,077	731	47

Net deposits (on and off balance sheet) by line of business
Life and Savings	275	(49)	-
Pensions	35	-	-
Total net deposits	309	(49)	-

Net income

Aegon’s businesses in the Netherlands recorded a net loss of EUR 38 million for the first half of 2014 as higher underlying earnings before tax and higher realized gains on investments were more than offset by losses on fair value items. Results on fair value items amounted to a loss of EUR 443 million, which was mainly due to the negative impact of derivatives driven by decreasing interest rates, the impact of movements in interest rates, yield curves and credit spreads on fair value guarantees and model updates. Realized gains on investments totaled EUR 131 million and were mainly the result of the sale of private equity investments and portfolio repositioning. Impairment charges improved as mortgage arrears started to decline, and amounted to EUR 4 million.

Page 70	Unaudited

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands increased 20% to EUR 259 million. This was mainly driven by improved earnings from Non-life, higher investment income and improved margins on savings accounts.

–	Underlying earnings before tax from Aegon’s Life & Savings operations in the Netherlands were up 17% to EUR 152 million. This was the result of higher investment income and improved margins on savings.

–	Underlying earnings before tax from the Pension business increased 12% to EUR 96 million, mainly driven by higher income on mortgages allocated to the investment portfolio due to growth of the Pension business.

–	Non-life underlying earnings before tax amounted to EUR 4 million compared to a loss of EUR 11 million in the first half of 2013. Management actions taken to improve the profitability of the disability segment showed positive results. This was partly offset by the negative impact of a number of large claims in the general insurance business. In order to further improve the profitability of the Non-life business, Aegon has terminated several proxy relationships and increased premiums, together with continuing to simplify products and improve its claims monitoring.

–	Underlying earnings before tax from the distribution businesses amounted to EUR 7 million. The decrease from EUR 10 million compared to the first half of 2013 was mainly driven by lower margins, as a result of the competitive market environment.

Operating expenses

In the first half of 2014, operating expenses increased 6% compared to the same period in 2013, to EUR 380 million. Payments related to the nationalization of SNS and higher investments in new ventures were only partly offset by realized cost savings.

Sales and deposits

New life sales amounted to EUR 69 million in the first half of 2014. Individual life sales declined 11% compared to the first half of 2013 to EUR 21 million, driven by the ongoing shift to savings products (banksparen). Pension sales amounted to EUR 48 million, down 25% from the first half of 2013, due to the smaller average size of the buyout deals closed during the period.

Production of mortgages in the first half of 2014 more than doubled compared to the first half of 2013 to EUR 2.5 billion, of which EUR 0.8 billion was related to demand for the recently launched Dutch mortgage fund from third party investors. Premium production for accident and health decreased to EUR 7 million compared to the first half of 2013, resulting from a focus on profitability. General insurance production remained stable and amounted to EUR 14 million.

In the first half of 2014, gross deposits in increased 47% to EUR 1.1 billion compared to the same period in 2013. This was mainly the result of the strong performance of Knab, Aegon’s online bank in the Netherlands, following its repositioning. Knab accounted for EUR 321 million of gross deposits in the first half of 2014, up from EUR 52 million in the first half of 2013. PPI deposits amounted to EUR 35 million in the first half of 2014, driven by Aegon’s attractive product offering.

Unaudited	Page 71

iv UNITED KINGDOM

	Six months ended June 30
In million	2014	2013	%	2014	2013	%
	GBP	GBP		EUR	EUR

Net underlying earnings	48	38	24	58	45	28
Tax on underlying earnings	-	-	-	1	-	-
Underlying earnings before tax by line of business	48	38	27	58	45	32

Life	39	41	(5)	47	49	(2)
Pensions	9	(1)	-	11	(2)	-
Distribution	-	(2)	-	-	(2)	-
Underlying earnings before tax	48	38	27	58	45	32

Fair value items	(13)	(3)	-	(16)	(3)	-
Realized gains/(losses) on investments	93	24	-	113	29	-
Net impairments	-	(13)	98	-	(16)	98
Other income/(charges)	(2)	(39)	96	(2)	(46)	96
Income before tax	126	7	-	154	9	-
Income tax attributable to policyholder return	(16)	(4)	-	(19)	(6)	-
Income before tax on shareholders return	111	3	-	135	3	-
Income tax on shareholders return	(14)	5	-	(17)	7	-
Net income	97	8	-	118	10	-

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	97	8	-	118	10	-

Commissions and expenses	287	337	(15)	350	397	(12)
of which operating expenses	154	166	(7)	188	195	(4)

New life sales
Life single premiums	907	1,733	(48)	1,104	2,038	(46)
Life recurring premiums annualized	342	318	7	416	374	11
Total recurring plus 1/10 single	433	491	(12)	527	578	(9)

Life	27	30	(10)	33	35	(7)
Pensions	406	461	(12)	494	543	(9)
Total recurring plus 1/10 single	433	491	(12)	527	578	(9)

Gross deposits (on and off balance sheet) by line of business
Variable annuities	-	2	-	-	3	-
Pensions	102	99	3	124	117	6
Total gross deposits	102	101	-	124	120	4

Net deposits (on and off balance sheet) by line of business
Variable annuities	(38)	(18)	(116)	(46)	(21)	(124)
Pensions	92	97	(5)	112	114	(2)
Total net deposits	54	79	(32)	66	93	(30)

 Exchange rates

 Closing exchange rates

			GBP
June 30, 2014	1	EUR	0.8008
December 31, 2013	1	EUR	0.8320

Weighted average exchange rates

			GBP
YTD 2014	1	EUR	0.8212
YTD 2013	1	EUR	0.8502

Net income

In the first half of 2014, net income improved strongly to GBP 97 million, driven by higher underlying earnings before tax and higher realized gains on investments resulting from selective de-risking. Other charges included business transformation costs of GBP 17 million in the first half of 2014 and were mostly related to restructuring.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the first half increased to GBP 48 million, driven by improved persistency and higher equity markets resulting in higher policy charges.

-	Underlying earnings before tax from Life decreased 5% compared to the first half of 2013 to GBP 39 million, mainly driven by lower investment income due to some de-risking of the investment portfolio.

Page 72	Unaudited

-	Underlying earnings before tax from Pensions increased to GBP 9 million as earnings benefited from higher equity markets compared to the first half of 2013 and an improvement in persistency. Expenses of GBP 6 million mainly related to developing and launching Retiready, Aegon’s platform business, partly offset these benefits.

Sales and deposits

In the first half of 20134, new life sales decreased 12% to GBP 433 million as the first half of 2013 saw exceptionally high sales due to the implementation of the Retail Distribution Review (RDR). The gross and net inflow on Aegon’s platform increased to GBP 0.7 billion compared to the first half of 2013, while total assets on the platform grew to GBP 1.9 billion at the end of the first half of 2014. The average policy size on the platform is approximately GBP 55,000, more than double the amount for the traditional book of pensions and bonds.

Operating expenses

In the first half of 2014, operating expenses declined 7% compared to the same period in 2013 to GBP 154 million, mainly due to lower costs related to investments in technology and business transformation. Aegon expects that these expenses will significantly increase in the second half of 2014 compared to the first half of 2014.

Unaudited	Page 73

v New Markets

	Six months ended June 30
In million EUR	2014	2013	%

Net underlying earnings	89	74	21
Tax on underlying earnings	34	35	(3)
Underlying earnings before tax by line of business	123	109	13

Central & Eastern Europe	38	25	45
Asia	6	11	(44)
Spain & France	19	21	(8)
Variable Annuities Europe	4	3	46
Aegon Asset Management	56	49	15
Underlying earnings before tax	123	109	13

Fair value items	8	(11)	-
Realized gains/(losses) on investments	4	3	42
Net impairments	(24)	(6)	-
Other income/(charges)	(1)	102	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	109	197	(44)
Income tax from certain proportionately consolidated associates and joint ventures included in income before tax	(4)	(3)	(33)
Income tax	(32)	(28)	(16)
Of which income tax from certain proportionately consolidated joint ventures and associates	4	3	33
Net income	77	169	(54)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	77	168	(54)
Non-controlling interests	-	1	-

Commissions and expenses	473	467	1
of which operating expenses	320	318	-

New life sales
Life single premiums	522	322	62
Life recurring premiums annualized	81	87	(7)
Total recurring plus 1/10 single	133	119	11

Life and Savings	130	117	11
Associates	3	2	37
Total recurring plus 1/10 single	133	119	11

New premium production accident and health insurance	17	22	(24)
New premium general insurance	20	14	50

Gross deposits (on and off balance sheet) by line of business
Central & Eastern Europe	114	114	-
Asia	252	255	(1)
Spain & France	1	8	(83)
Variable Annuities Europe	172	232	(26)
Aegon Asset Management	7,732	7,809	(1)
Total gross deposits	8,272	8,418	(2)

Net deposits (on and off balance sheet) by line of business
Central & Eastern Europe	(1,453)	4	-
Asia	240	222	8
Spain & France	(2)	(6)	64
Variable Annuities Europe	(30)	(16)	(85)
Aegon Asset Management	1,006	2,174	(54)
Total net deposits	(240)	2,378	-

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2014	YTD 2013
Czech Republic Krona (CZK)	1	EUR	27.4224	25.6490
Hungarian Forint (HUF)	1	EUR	306.8401	295.5473
Indian Rupee (INR)	1	EUR	83.0921	71.8781
New Turkish Lira (TRY)	1	EUR	2.9670	2.3795
Polish Zloty (PLN)	1	EUR	4.1753	4.1743
Ren Min Bi Yuan (CNY)	1	EUR	8.4753	8.1215
Romanian Leu (RON)	1	EUR	4.4632	4.3895

Page 74	Unaudited

Net income

In the first half of 2014, net income from Aegon’s operations in New Markets declined to EUR 77 million, as higher underlying earnings before tax were more than offset the non-recurrence of the EUR 102 million gain on the sale of the joint venture with Unnim in the first half of 2013. Impairment charges amounted to EUR 24 million, primarily due to the Hungarian foreign currency mortgage loan portfolio. Of these impairment charges, EUR 9 million was caused by new regulation on the determination of the adequate exchange rate to be used for the calculation of outstanding debt and interest payments.

Underlying earnings before tax

In the second half of 2014, Aegon’s underlying earnings before tax from New Markets increased 13% compared to the same period in 2013 to EUR 123 million, driven by higher underlying earnings before tax in Central & Eastern Europe and Asset Management.

-	Underlying earnings before tax from Central & Eastern Europe increased strongly to EUR 38 million compared to the first half of 2013, which was driven by the improved Non-life results in Hungary due to favorable claim experience, growth of the business and the use of updated mortality assumptions in Turkey.

-	Underlying earnings before tax from Aegon’s operations in Asia amounted to EUR 6 million, down from EUR 11 million in the comparable period in 2013, driven by a lower earnings contribution from Aegon’s high net worth and direct marketing activities in the region.

-	Underlying earnings before tax from Spain & France declined to EUR 19 million, from EUR 21 million in the first half of 2013. The new joint venture with Banco Santander added EUR 9 million to underlying earnings before tax. This offset the impact of expenses related to developing a direct distribution channel in Spain and the divestment of the joint venture with Unnim in the first half of 2013. The Underlying earnings before tax contribution from partner La Mondiale in France increased to EUR 14 million.

-	Underlying earnings before tax from Variable Annuities Europe increased to EUR 4 million from EUR 3 million in the first half of 2013, driven by policyholder behavior.

-	Underlying earnings before tax from Aegon Asset Management increased 15% compared to the first half of 2013 to EUR 56 million as a result of higher third party asset balances and performance fees more than offset lower transaction fees.

Operating expenses

Operating expenses were EUR 320 million in the first half of 2014. Favorable exchange rate impacts were more than offset by higher expenses related to the growth of the business in Asia, the development of the direct distribution channel in Spain, the joint venture with Banco Santander in Spain and a one-off expense in the Polish pension fund business.

Sales and deposits

New life sales amounted to EUR 133 million in the first half of 2014 and were up 11% compared to the first half of 2013.

-	In Central & Eastern Europe, new life sales declined 10% to EUR 49 million. Higher sales in Turkey, Hungary, Ukraine and the Czech Republic due to improved distribution productivity and growth of the tied agent network were more than offset by adverse currency exchange rate movements and lower sales in Poland that resulted from lower production in the broker and banking channels.

-	In Asia, new life sales increased 56% to EUR 57 million. This was mainly driven by higher sales of universal life products in Hong Kong. Expansion of distribution through brokers led to a significant increase in average case size.

Unaudited	Page 75

-	New life sales in Spain were down 6% to EUR 27 million, as the loss of sales from the joint venture with Unnim, which was divested in the second quarter of 2013 more than offset sales from the joint venture with Santander. The joint venture with Banco Santander accounted for EUR 13 million of the new life sales in the first half of 2014.

In the first half of 2014, new premium production from Aegon’s accident & health insurance business declined to EUR 17 million compared to the same period in 2013, mainly driven by lower sales of the direct marketing activities in Japan and Australia. New premium production from Aegon’s general insurance business was up 50% compared to the first half of 2013 to EUR 20 million, driven by the successful sales campaigns of the Banco Santander joint venture in Spain.

In the first half of 2014, gross deposits in New Markets decreased to EUR 8.3 billion compared to the same period in 2013. Gross deposits in Aegon Asset Management declined 1% compared to the first half of 2013 to EUR 7.7 billion. This was mainly driven by lower institutional sales in the United States, which more than offset higher retail sales in the United Kingdom. Gross deposits in Asia declined by 1% compared to the first half of 2013 to EUR 252 million driven by lower sales of variable annuities in Japan due to increased competition from alternative products.

Net outflows in New Markets were EUR 0.2 billion in the first half of 2014. This was mainly driven by the loss of a single large institutional mandate which was replaced by a smaller, but higher margin mandate from the same client, as well as the one-time transfer of Polish pension fund assets to the Polish government due to legislative changes.

vi Subsequent events

Subsequent events are disclosed in note 20 of the condensed consolidated interim financial statements included in Item 1.

vii Capital and liquidity Management

Liquidity and capital resources

In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote stable and strong capital adequacy levels for its businesses on various capital metrics, to make sure the company is able to meet its obligations. Risk tolerance is an important element in Aegon’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the Group’s available resources.

Guiding principles

Aegon follows a number of guiding principles, which determine its approach to capital and liquidity management:

•	Promote strong capital adequacy in Aegon’s businesses and operating units.

•	Manage and allocate capital efficiently to maximize returns and support the strategy.

•	Maintain an efficient capital structure with an emphasis on optimizing Aegon’s cost of capital.

•	Ensure sufficient liquidity by enforcing strong liquidity risk policies for both business units and the Holding.

•	Maintain continued access to international money and capital markets on competitive terms.

Page 76	Unaudited

Taken together, Aegon believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long term interests of both the company and its stakeholders.

Governance

Aegon’s Corporate Treasury department manages and coordinates capital and liquidity management strategies and processes. The department acts under direction of the Group Risk & Capital Committee.

Unaudited	Page 77

Capital management

Strategic importance

Aegon’s balanced approach towards capital management plays a vital role in supporting the execution of Aegon’s strategic priorities. These priorities include the shift of capital to markets that offer higher growth prospects and return prospects, and the shift from capital intensive spread business to capital light fee business. In addition, the company is improving its risk profile by further reducing financial leverage. Disciplined risk and capital management support Aegon’s aim to pay a sustainable dividend to its shareholders.

Improving risk profile

Aegon continues to take measures to improve its risk-return profile, to reduce capital volatility and to lower overall capital requirements. These measures include, for instance, the continued run-off of Aegon’s spread-based institutional business in the United States, the strategic growth in fee-based earnings and extensive asset-liability management and hedging programs. Examples of these programs include hedging the interest rate and equity risk from guarantees in the Netherlands and hedging the capital position in the Americas against adverse equity and fixed income market swings.

Capital requirements and leverage

Aegon’s goal for all units is to maintain a strong financial position in order to sustain losses from adverse business and market conditions. The company’s overall capital management strategy is based on capital adequacy, capital quality and capital leverage.

Capital adequacy

Capital adequacy is managed at the company, country and operating unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, Aegon maintains the capitalization of its operating companies based on whichever of the following is the most stringent:

•	Regulatory capital requirements.
•	Rating agency AA capital adequacy for rated entities.
•	Any additional, self-imposed internal requirements.

Aegon’s Insurance Group Directive ratio - a common measure of capital adequacy in the European Union – decreased from 212% at the end of 2013 to 211% per June 30, 2014. This decrease was mainly driven by the call of a USD 550 million and a USD 1,050 million junior perpetual capital security, which had a negative impact on available capital, and external dividends, offset by the issue of subordinated borrowings of EUR 700 million and earnings.

Total capitalization

Aegon’s total capitalization consists of the following components:

•	Shareholder’s equity excluding revaluation reserves and the remeasurement of defined benefit plans;
•	Non-controlling interests and share options not yet exercised;
•	Total financial leverage

Total financial leverage

Consistent with the guiding principles of its capital and liquidity management, Aegon monitors and manages several financial flexibility-related metrics, including:

•	Various rating agency leverage metrics;
•	Gross financial leverage ratio;

Page 78	Unaudited

•	Fixed charge coverage.

Aegon defines total financial leverage as borrowings issued to fund the capital employed in insurance activities. Total financial leverage includes hybrid leverage, subordinated and senior debt, and short term debt such as commercial paper. Aegon’s fixed charge coverage is a measure of the company’s ability to service its total financial leverage and is calculated as the ratio of underlying earnings before tax and prior to the payment of interest expenses on total financial leverage to interest payments on total financial leverage and preferred dividends. The numbers include the impact of hedging.

Debt funding and back-up facilities

Most of Aegon’s debt is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2014 Aegon had EUR 150 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOC’s), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility maturing in 2019, and additional LOC facilities of USD 2 billion, of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity and LOC facilities in both committed and uncommitted format.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations and warehouse facilities, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Aegon aims to have sufficient liquidity to meet cash demands even under extreme conditions. The company’s liquidity risk policy sets guidelines for its operating companies in order to achieve a prudent liquidity profile.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at country unit levels. Aegon maintains a liquidity policy that requires all operating units to project their sources and uses over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company and that liquidity stress management plans are in place.

Sources and uses of liquidity

Unaudited	Page 79

Aegon’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position so allows, to pay dividends to the holding.

At Aegon N.V., liquidity is sourced from internal dividends from operating companies and by accessing capital and money markets. The main sources and uses of liquidity at Aegon N.V. are dividends from subsidiaries and to shareholders, movements in debt, net expenses (including interest), funding operations, and the balance of acquisitions and divestitures.

The ability of our insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

In order to ensure the holding company’s ability to fulfill its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries and without the need to access capital and money markets.

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements, e.g. 100% of the Authorized Control Level (“ACL”) for US insurance entities, 100% Solvency I required capital for Dutch insurance companies and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

The minimum regulatory capital requirements for our main subsidiaries and the actual capitalization levels as per June 30, 2014, are included in the following table:

Capital requirements	Legal/regualatory minimum capital requirement	Actual capitalization	Excess over legal/ regulatory capitalization

100% Authorized Control Level
United States1)	(NAIC RBC ACL)	~980% of combined ACL	~EUR 5.3bln
The Netherlands2)	100% Solvency I	~240% Solvency I	~EUR 2.5bln
United Kingdom3)	100% Solvency I (Pillar 1)	~145% Solvency I (Pillar 1)	~EUR 0.7bln

[1]	Capitalization for the United States represents the internally defined combined risk based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio unilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates.
[2]	Excluding the banking activities
[3]	Including the With Profit Sub Fund (WPSF) at unaudited March 31, 2014 values

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of

Page 80	Unaudited

funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the minimum regulatory capital requirements contained in the applicable regulations, as shown in the table above.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

Aegon’s liquidity position

At June 30, 2014, Aegon N.V. held a balance of EUR 1.7 billion in excess capital at group level, compared with EUR 2.2 billion at the end of 2013. The decrease is explained by deleveraging activities, the payment of the final 2013 dividend to shareholders and funding and holding expenses, which were only partly offset by net dividends received from country units.

Aegon’s liquidity is invested in highly liquid assets, in accordance with the company’s internal risk management policies. Aegon believes its working capital, backed by external funding programs and facilities, is ample for the company’s present requirements.

External dividends

Aegon aims to pay out a sustainable dividend, which may increase based on Aegon’s performance, to allow equity investors to share in Aegon’s performance. After investment in new business to generate organic growth, capital generated by Aegon’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with Aegon’s capital management and liquidity risk policies.

Aegon uses cash flows from its operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares. When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Also, Aegon’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

On August 8, 2013, an interim dividend to common shareholders of EUR 0.11 was announced related to the first half of 2013. A final dividend to common shareholders for 2013 of EUR 0.11 per common share was announced on May 21, 2014. More recently, an interim dividend for common shares of EUR 0.11 was announced on August 14, 2014, related to the first half of 2014.

Unaudited	Page 81

Ratings

Aegon’s objective is to maintain excess capital over and above the amount required to maintain an AA financial strength rating and this plays an important role in determining the overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong rating for the holding.

Agency June 30, 2014	Aegon N.V.	Aegon USA	Aegon The Netherlands	Aegon UK
Standard & Poor’s	A-	AA-	AA-	A+
Moody’s Investors Service	A3	A1	-	-
Fitch Ratings	A	AA-	-	AA-

Page 82	Unaudited

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results and financial condition presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom;
o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;
o	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
o	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
o	Acts of God, acts of terrorism, acts of war and pandemics;
o	Changes in the policies of central banks and/or governments;
o	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
o	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
o	Customer responsiveness to both new products and distribution channels;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
o	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	Page 83